2006

MANAGEMENT PROXY CIRCULAR

Shell Canada Limited

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

April 28, 2006

MANAGEMENT PROXY CIRCULAR

SHELL CANADA LIMITED

Notice of the Annual and Special Meeting of Holders of
Common Shares and 4% Cumulative Redeemable Preference Shares

Notice is hereby given that an Annual and Special Meeting of the holders of Common Shares and 4% Cumulative Redeemable Preference Shares of Shell Canada Limited (the “Corporation”) will be held in the Wildrose Ballroom, at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on the 28th day of April, 2006, at 11:00 o’clock in the morning, local time, for the following purposes:

(1)	to receive the Annual Report and the comparative consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2005 and the report of the auditors’ thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint PricewaterhouseCoopers LLP as auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider and, if deemed advisable, pass a special resolution to authorize management of the Corporation to amend the Articles of the Corporation to provide for the appointment of directors; and

(5)	to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.
DATED at Calgary, Alberta, this 10th day of March, 2006.
BY ORDER OF THE BOARD
Shannon L. Cosmescu
Acting Corporate Secretary
Important: Your participation at the Annual and Special Meeting is important in order to allow you to discuss and vote on the business of the meeting. If you are unable to attend the meeting in person, you may vote by proxy. Instructions on how to complete and return the enclosed form of proxy are set out under “Voting and Proxies: Questions and Answers” in the Management Proxy Circular. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (MST) on April 28, 2006. Your proxy should be sent to the following address:
CIBC Mellon Trust Company
Attention: Proxy Department
P.O. Box 12005, Station Brm. B
Toronto, Ontario M7Y 2K5

WHAT’S INSIDE?

Invitation to Shareholders

On behalf of our Board of Directors, senior management team and employees, we invite you to join us at Shell Canada Limited’s Annual and Special Meeting of Shareholders. This year, the meeting will be held:

Date:	Friday, April 28, 2006
Time:	11:00 a.m.
Place:	Wildrose Ballroom
Sheraton Suites Eau Claire
255 Barclay Parade S.W.
Calgary, Alberta
At the formal meeting, shareholders of the Corporation will be asked to approve the business items identified in the Notice of the Meeting and this Management Proxy Circular. Following the formal meeting, we will update you on the Corporation’s financial situation and strategic direction and will take your questions.
Your vote is very important to us and we encourage you to participate either in person or by proxy.
We look forward to seeing you there.
Sincerely,

Clive Mather President and Chief Executive Officer	Rob Routs Chairman of the Meetings of the Board	Derek H. Burney, O.C. Lead Director

PART I: Voting and Proxies: Questions and Answers

Your vote is very important to us. The following questions and answers provide guidance on how to vote your shares. Should you have any further questions once you have had a chance to review these questions and answers, please contact our transfer agent, CIBC Mellon Trust Company, by mail at:
           CIBC Mellon Trust Company
           PO Box 7010 Adelaide Street
           Postal Station
           Toronto, Ontario M5C 2W9
or by telephone:
           Within Canada and the US: (800) 387-0825
           In the Toronto area, or from any other country:
           (416) 643-5500
For your convenience we have included a Glossary of Terms and Commonly Used Acronyms as Appendix 4 of this Circular. You may wish to review the Glossary before reading the contents of this Management Proxy Circular.
Q.  Who is soliciting my proxy?

A.	Management of the Corporation is soliciting your proxy. The solicitation of proxies will be exercised primarily through mail, however proxy solicitation may also be conducted by telephone, e-mail, facsimile or other contact by employees or agents of the Corporation. The Corporation will bear the cost of such solicitation.
Q.  Who is entitled to vote?

A.	Each shareholder is entitled to one vote for each Common Share and 4% Cumulative Redeemable Preference Share of the Corporation owned as of March 10, 2006, the record date for the Meeting.

The list of shareholders entitled to vote at the meeting will be prepared as of the close of business on March 10, 2006. This list will be available for inspection after March 13, 2006 at the Corporation’s registered office and will be available at the Meeting.
Q.  What am I voting on?

A.	You are voting on the following matters:

(i)	the election of directors;

(ii)	the appointment of auditors;

(iii)	the amendment of the Articles of the Corporation to provide for the appointment of directors; and

(iv)	any other business that may be properly brought before the Meeting or any adjournment of the Meeting or adjournments thereof.
Q.  How will these matters be decided upon at the Meeting?

A.	A simple majority of the votes cast in person or by proxy will constitute approval of each of the matters identified in (i) and (ii) above. The matter identified in item (iii) will require approval by two-thirds of the votes cast in person or by proxy.
Q.  What if there are amendments to these matters or other matters are brought before the Meeting?

A.	If you are attending the Meeting and are eligible to vote, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person named in the enclosed form of proxy will have the discretionary authority to vote on any amendments or variations in any matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.
Q.  How do I vote?

A.	If you are a registered shareholder, you can vote in person at the Meeting. If you are able to attend the Meeting, do not use the enclosed form of proxy. Rather, your vote will be taken and counted at the Meeting. If you are unable to attend the Meeting, please complete and return the enclosed form of proxy to our transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario M7Y 2K5 so that it arrives no later than 11:00 a.m. (MST) on April 28, 2006.

If you are a beneficial shareholder (if your shares are not registered in your own name, but are held in the name of a nominee (a bank, broker, trust company)), you should follow the instructions from your nominee with respect to voting procedures. Your nominee will provide you with a package including these Meeting materials and either a proxy or a voting instruction form. If you are attending the Meeting in person, you should appoint yourself as proxyholder by inserting your own name in the space provided on the proxy or voting instruction form sent to you by your nominee. If you appoint yourself as proxyholder and are attending the Meeting in person, be sure to identify yourself at the registration desk.

Q.	Who will be my proxyholder?

A.	A proxyholder is a person you appoint to act on your behalf to vote your shares on the matters to be voted upon at the Meeting. If you sign and return your proxy form, you will be providing authority to Cathy L. Williams and Shannon L. Cosmescu to vote your shares at the Meeting. These individuals are both officers of the Corporation.

Q.	Can I appoint someone other than these officers to vote my shares?

A.	Yes. You have the right to appoint a person to represent you at the Meeting other than the officers designated in the form of proxy. You may appoint another person to vote your shares as your proxyholder by drawing a line through the printed names and inserting the name of such person in the space provided on the proxy form. This person does not have to be a shareholder of the Corporation.

If you appoint another person to vote your shares at the Meeting, it is important that this person attends the Meeting and identifies himself or herself as your proxyholder at the registration desk.

Q.	How will my shares be voted if I return the proxy?

A.	You can choose on your proxy how you want your shares voted. Alternatively, you can let your proxyholder decide for you. If you choose to specify how you want your shares voted on a particular matter, your proxyholder will vote your shares that way on any ballot that may be called for at the Meeting. If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

•	FOR the election of directors;
•	FOR the appointment of auditors;
•	FOR the special resolution to authorize management to amend the Articles of the Corporation to provide for the appointment of directors; and
•	FOR management’s proposals generally.

Q.	Where do I send my proxy?

A.	Please return your proxy to our transfer agent, CIBC Mellon Trust Company, in the postage-paid envelope provided. Alternatively, you may fax your completed proxy to (416) 368-2502. Your completed proxy must be received by CIBC Mellon Trust Company by 11:00 a.m. (MST) on April 28, 2006.

Q.	What is the deadline for submitting my proxy?

A.	To be effective your proxy must be received by CIBC Mellon before 11:00 a.m. (MST) on April 28, 2006.
Q.  Who counts the votes?

A.	CIBC Mellon Trust Company counts and tabulates the proxies, independently of the Corporation.

Q.	Can I change my mind once I have submitted my proxy to the Corporation?

A.	Yes. The procedure for revoking your proxy is dependent on whether or not you are a registered or a beneficial shareholder. If you are a registered shareholder, you can revoke your proxy by stating clearly, in writing, that you want to revoke your proxy. This statement should be delivered (i) to the Corporation’s Secretary by mail at 400 – 4th Avenue S.W., Calgary, Alberta, T2P 2H5, or by fax at (403) 691-3194 at any time up to and including, the last business day preceding the day of the Meeting or any adjournment thereof; (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law. If you have completed and returned a proxy and attend the Meeting in person and vote, any such votes cast by you will be counted and your proxy will be disregarded.

If you are a beneficial shareholder, you should contact your nominee for instructions to revoke your proxy.

Q.	How many shareholders are required to constitute a quorum at the Meeting?

A.	The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting will be two persons present in person, each being a shareholder entitled to vote, or a duly appointed proxyholder, and together representing not less than a majority of the outstanding shares of the Corporation entitled to vote at a meeting.

Q.	How many shares are eligible to vote?

A.	As of March 10, 2006, the Corporation’s outstanding voting shares, each of which carries the right to one vote per share, consist of 825,132,812 Common Shares and 100 4% Cumulative Redeemable Preference Shares. The Corporation’s Common Shares are traded on the Toronto Stock Exchange under the symbol “SHC”.

Q.	Who are the shareholders of Shell Canada?

A.	Ownership of Shell Canada Limited is divided between public shareholders (approximately 22 per cent of the Common Shares) and Shell Investments Limited (approximately 78 per cent of the Common Shares or 643,603,593 shares of that class and 100 per cent of the 4% Cumulative Redeemable Preference Shares).

Shell Investments Limited is owned by Shell Petroleum N.V. which, in turn, is owned by Royal Dutch Shell plc (“RDS”), an English company with headquarters in the Netherlands.

To the knowledge of the directors and officers of the Corporation, no other person beneficially owns directly, indirectly, or exercises control or direction over, shares carrying more than 10 per cent of the votes attached to any class of shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the meeting.
This Management Proxy Circular was first mailed to shareholders on or about March 23, 2006.

PART II: Business of the Meeting

At Shell Canada’s 2006 Annual and Special Meeting, four items of business will be addressed.

1)	Receipt of Financial Statements for the Year Ended December 31, 2005 and Auditors’ Report

The comparative consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2005, and the report of the auditors’ thereon, are contained in the 2005 Annual Report of the Corporation. Shareholders who have requested a copy of the Annual Report will receive one by mail. If you did not request a copy, you may view the Annual Report online at www.shell.ca or under the Corporation’s profile at www.sedar.com or you may obtain an Annual Report upon request by writing to the Corporation’s Secretary at the following address:
Shell Canada Limited
c/o Secretary
P.O. Box 100 Station M
400 – 4th Avenue SW
Calgary, Alberta T2P 2H5
The Corporation’s Secretary may also be e-mailed at corporatesecretary@shell.com.

2)	Election of Directors

The Board of Directors is elected annually and may consist of such number as may be fixed from time to time by the directors being not less than eight nor more than 15 directors. By a resolution of the Board, the number of directors to be elected at the Meeting has been fixed at ten. The term of office for each person elected is until the next annual meeting or until his or her successor is duly elected or appointed. All nominees have consented to being named in this Management Proxy Circular and to serve as directors if elected. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for other nominees in accordance with their best judgment.
The Proposed Nominees
The following pages set forth information concerning each person nominated by management for election as a director. W. Adrian Loader, a director since 2003, will not be standing for re-election at the Meeting. All of the nominees are currently directors of the Corporation, with the exception of Marvin E. Odum who will be standing for election at the Meeting.

Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed below.

Derek H. Burney, O.C. Age: 66 Ottawa, Ontario	Since 2004, Mr. Burney has been Chairman of New Brunswick Power Corporation, a Crown Corporation with the legislated mission to provide for the electricity needs of the Province of New Brunswick. New Brunswick Power Corporation is the largest electric utility in Atlantic Canada.

From 1999 to 2004, Mr. Burney served as President and Chief Executive Officer of CAE Inc. CAE Inc. is the world’s premier provider of simulation and control technologies for training and optimization solutions for the aerospace and defense sectors.

Mr. Burney also serves as a director of TransCanada Corporation, TransCanada Pipelines Limited, CanWest Global Communications Corp. and CanWest MediaWorks Inc. He is Chairman of the Confederation College Foundation, an Advisory Board Member of Idelix Software Inc. and a Fellow at the Canadian Defence and Foreign Affairs Institute. Mr. Burney is a Visiting Professor and Senior Distinguished Fellow of Carleton University.

Shell Canada Board Details:
•   Director since April 25, 2001
•   Lead Director
•   Independent
•   Chair of the Nominating and Governance Committee
•   Member of the Management Resources and Compensation Committee, the Pension Subcommittee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee
• Meets share ownership guidelines

Common	Deferred Share	Shares of RDS
Shares	Units (“DSUs”)	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

12,846	12,110.21	None	None

Ida J. Goodreau Age: 54 Vancouver, British Columbia	Ms. Goodreau has been President and Chief Executive Officer of Vancouver Coastal Health Authority since 2002. The Vancouver Coastal Health Authority shares responsibility with five other geographical health authorities and ministries of the British Columbia provincial government for planning, delivering, monitoring and evaluating health care programs in the province.

Ms. Goodreau also served as a director of Terasen Inc. from November, 2002 to December, 2005.

From 2000 to 2002, Ms. Goodreau was Senior Vice-President of Global Optimization & Human Resources, Norske Skog Industries.

Shell Canada Board Details:
•   Director since April 24, 2003
•   Independent
•   Member of the Audit Committee, the Management Resources and Compensation Committee, the Pension Subcommittee and the Health, Safety, Environment & Social Responsibility Committee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

2,817	5,047.55	None	None

Kerry L. Hawkins Age: 65 Winnipeg, Manitoba	Mr. Hawkins was President of Cargill Limited from 1982 until his retirement at the end of November, 2005. Cargill Limited is a Canadian agricultural company.

Mr. Hawkins also serves as a director of TransCanada Pipelines Limited, TransCanada Corporation, Hudson’s Bay Company and Nova Chemicals Corporation.

Shell Canada Board Details:
•   Director since October 1, 1997
•   Independent
•   Chair of the Audit Committee
•   Member of the Nominating and Governance Committee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

12,939	12,682.62	None	None

David W. Kerr Age: 62 Toronto, Ontario	Mr. Kerr has been Chairman and a director of Falconbridge Limited (previously, Noranda Inc.) since June, 2002. Falconbridge Limited is a leading international mining and metals company and is one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt.

From 2001 to 2002 Mr. Kerr was Chairman and Chief Executive Officer of Falconbridge Limited, and from 1990 to 2001 Mr. Kerr served as President and Chief Executive Officer of Falconbridge Limited.

Mr. Kerr also serves as a director Sun Life Financial Inc. and Brookfield Asset Management Inc.

Shell Canada Board Details:
•   Director since April 24, 2003
•   Independent
•   Chair of the Reserves Committee
•   Member of the Audit Committee, the Nominating and Governance Committee and the Health, Safety, Environment & Social Responsibility Committee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

11,000	4,666.52	None	287

Clive Mather Age: 58 Calgary, Alberta	Mr. Mather has served as President and Chief Executive Officer of Shell Canada Limited since August, 2004.

From 2002 to 2004, Mr. Mather served as Chairman of Shell UK Limited and Head of Global Learning of Shell International Limited. From 2001 to 2002, Mr. Mather served as Special Advisor to the Chairman of the Committee of Managing Directors of Shell International Limited. From 1999 to 2001, Mr. Mather served as Chief Executive Officer of Shell Services International Ltd. Prior to this, Mr. Mather served as Director, International of Shell International Limited.

Mr. Mather is also currently a director and the President of Shell Investments Limited and a director of Shell Chemicals Canada Ltd., Shell Canada Products Limited and Shell Canada OP Inc.

Mr. Mather served on the Board of Directors of Placer Dome Inc. from April, 2005 to January, 2006.

Shell Canada Board Details:
•   Director since August 1, 2004
•   Non-Independent
• Meets director share ownership guidelines

	DSUs of the	Shares of RDS
Common	Corporation	Class “A” Shares	Class “B” Shares
Shares	(under the
of the	Executive
Corporation	DSU Plan)

1,700	21,702.62	None	252

Mr. Odum has been Executive Vice President – Americas for Shell Exploration and Production since May, 2005. Prior to that, from May, 2003 to May, 2005, Mr. Odum was Chief Executive Officer of InterGen, a global power generation company active in 13 countries. Mr. Odum was Shell Gas and Power Director for the Americas, based in London from 2001 to 2003.

Shell Canada Board Details:
•   Director Nominee
•   Non-Independent
• Does not meet share ownership guidelines. As an employee of an affiliate of RDS, Mr. Odum is not subject to share ownership requirements.

Marvin E. Odum
Age: 48	Common		Shares of RDS
Houston, Texas	Shares	DSUs	Class “A” Shares	Class “B” Shares
	of the	of the
	Corporation	Corporation

	None	None	3,788	None

Ronald W. Osborne Age: 59 Toronto, Ontario	Since May, 2005, Mr. Osborne has been Chairman of the Board of Sun Life Financial Inc. and its wholly owned subsidiary, Sun Life Assurance Company of Canada. From 1999 to 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation Inc. which owns the power generation assets supplying approximately 85 per cent of all electricity consumed in Ontario.

Mr. Osborne is also a director of Torstar Corporation, St. Lawrence Cement Group Inc., Massachusetts Financial Services Company, Four Seasons Hotels Inc., Nortel Networks Corporation and Nortel Networks Limited, and is a trustee of RioCan Real Estate Investment Trust.

Mr. Osborne also served as a director of Air Canada from 1999 to 2004. Air Canada sought and received protection from bankruptcy on April 1, 2003 and exited from this protection on September 30, 2004 with a reorganized corporate structure. Mr. Osborne resigned as a director of Air Canada effective as of September 30, 2004.

Shell Canada Board Details:
•   Director since April 25, 2001
•   Independent
•   Chair of the Management Resources and Compensation Committee and the Pension Subcommittee
•   Member of the Audit Committee and the Reserves Committee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

7,895	991.55	None	None

Rob J. Routs Age: 59 The Hague, The Netherlands	Mr. Routs is currently an Executive Director of Royal Dutch Shell plc and was previously a Managing Director of the Royal Dutch/ Shell Group since 2003. From 2002 to 2003, Mr. Routs served as President and Chief Executive Officer of Shell Oil Products U.S., President of Shell Oil Company and Country Chair for the Shell Group in the United States. From 2000 to 2002, Mr. Routs served as President and Chief Executive Officer of Equilon Enterprises LLC. Prior to that, Mr. Routs was Head of Shell International Resource and Technology Services Group (Shell Global Solutions).

Shell Canada Board Details:
•   Director since April 29, 2005
•   Chairman of the Meetings of the Board
•   Non-Independent
• Does not meet share ownership guidelines. As an employee of an affiliate of RDS, Mr. Routs is not subject to share ownership requirements.

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

1,509	None	1,000	None

Raymond Royer, O.C. Age: 67 Ile Bizard, Quebec	Mr. Royer has been President and Chief Executive Officer of Domtar Inc. since 1996. Domtar Inc. is a North American manufacturer of fine papers, pulp and forest products and owns a 50 per cent interest in Norampac Inc., a manufacturer of containerboard and corrugated containers.

Mr. Royer also serves as a director of Domtar Inc. and Power Financial Corporation.

Shell Canada Board Details:
•   Director since April 26, 2000
•   Independent
•   Member of the Audit Committee, the Management Resources and Compensation Committee and the Pension Subcommittee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

28,556	None	None	None

Nancy C. Southern Age: 49 Calgary, Alberta	Ms. Southern has been President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited since January, 2003. Ms. Southern was Co-Chairman and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited from 2000 to December, 2002. ATCO Ltd. is a management holding company with operating subsidiaries engaged in regulated natural gas and electric operations, power generation, manufacturing, sale and leasing of relocatable workforce shelter products and other businesses. Canadian Utilities Limited is a holding company with operating subsidiaries engaged in natural gas and electrical energy utility operations and in related non-regulated operations.

Ms. Southern also serves as a director and Chief Executive Officer of certain other subsidiaries of ATCO Ltd. and Canadian Utilities Limited. Ms. Southern is a director of the Bank of Montreal and Akita Drilling Ltd. and is Executive Vice President of Spruce Meadows.

Shell Canada Board Details:
•   Director since April 25, 2001
•   Independent
•   Chair of the Health, Safety, Environment & Social Responsibility Committee
•   Member of the Management Resources and Compensation Committee, the Pension Subcommittee and the Nominating and Governance Committee
• Meets share ownership guidelines

Common		Shares of RDS
Shares	DSUs	Class “A” Shares	Class “B” Shares
of the	of the
Corporation	Corporation

10,914	1,909.08	None	None

As of March 10, 2006, all directors and nominee directors as a group beneficially owned, directly or indirectly, or exercised control or direction over the number of Common Shares of the Corporation, DSUs of the Corporation and Class “A” and Class “B” shares of RDS set forth in the following table. None of these individuals own any voting shares in any of the Corporation’s subsidiaries.

	Common Shares		Shares of RDS
Directors and Nominees as a	of the	DSUs of the
Group	Corporation	Corporation	Class “A” Shares	Class “B” Shares

	90,176	59,110.15	None	539

Other Publicly Traded Company Directorships/ Committee Appointments
The following table lists the directors of the Corporation and the other publicly traded companies for which they serve as a director, together with board committee memberships as at December 31, 2005.

Other Publicly Traded Company
Director	Directorships	Committee Memberships

Derek H. Burney	TransCanada Pipelines Limited	Governance Committee

	TransCanada Corporation	Governance Committee

	CanWest Global Communications Corp.	Governance Committee Human Resources Committee

	CanWest MediaWorks Inc.	Governance Committee Human Resources Committee

Ida J. Goodreau	Terasen Inc. (resigned from Terasen Inc.’s board in December, 2005)	Management Resources Committee Health, Safety and Environment Committee

Kerry L. Hawkins	TransCanada Pipelines Limited	Human Resources Committee Health, Safety and Environment Committee

	TransCanada Corporation	Human Resources Committee Health, Safety and Environment Committee

	Hudson’s Bay Company	Human Resources Committee Executive and Corporate Governance Committee

	Nova Chemicals Corporation	Audit, Finance and Risk Committee Human Resources Committee

David W. Kerr	Falconbridge Limited	No Committees

	Brookfield Asset Management Inc.	No Committees

	Sun Life Financial Inc.	Audit and Conduct Review Committee Management Resources and Compensation Committee

Clive Mather	Placer Dome Inc. (resigned from Placer Dome Inc.’s board in January, 2006)	Human Resources and Compensation Committee Safety and Sustainability Committee Reserves and Technical Committee

Other Publicly Traded Company
Director	Directorships	Committee Memberships

Ronald W. Osborne	Sun Life Financial Inc.	Governance Committee

	Torstar Corporation	Audit Committee Salary and Organization Committee

	Four Seasons Hotels Inc.	Audit Committee

	St. Lawrence Cement Group Inc.	No Committees

	Nortel Networks Limited	Audit Committee Pension Committee

	Nortel Networks Corporation	Audit Committee Pension Committee

	RioCan Real Estate Investment Trust	Audit Committee

Raymond Royer	Domtar Inc.	Pension Committee Environment, Health and Safety Committee

	Power Financial Corporation	Executive Committee Audit Committee Compensation Committee

Nancy C. Southern	ATCO Ltd.	No Committees

	Canadian Utilities Limited	No Committees

	Bank of Montreal	Risk Review Committee

	CU Inc.	No Committees

	Akita Drilling Ltd.	No Committees

Interlocking Relationships
The following table lists the directors of the Corporation who served together on the boards of directors of other publicly traded companies as at December 31, 2005:

Company	Director	Committees Served

Sun Life Financial Inc.	Ronald W. Osborne	• Governance Committee

	David W. Kerr	• Audit and Conduct Review Committee
• Management Resources and Compensation Committee

TransCanada Pipelines Limited	Kerry L. Hawkins	• Health, Safety and Environment Committee
• Human Resources Committee

	Derek H. Burney	• Governance Committee

TransCanada Corporation	Kerry L. Hawkins	• Health, Safety and Environment Committee
• Human Resources Committee

	Derek H. Burney	• Governance Committee

Compensation of Directors
Effective January 1, 2005, annual retainers and attendance fees are paid to the members of the Board of Directors on the following basis:

Board of Directors	$50,000
Lead Director	$10,000
Audit Committee Member	$7,000
Audit Committee Chair	$10,000
Management Resources and Compensation Committee Member	$5,000
Management Resources and Compensation Committee Chair	$7,000
Nominating and Governance Committee Member	$5,000
Nominating and Governance Committee Chair	$7,000
Reserves Committee Member	$5,000
Reserves Committee Chair	$7,000
Health, Safety, Environment & Social Responsibility Committee Member	$5,000
Health, Safety, Environment & Social Responsibility Committee Chair	$7,000
Per-meeting fee for Board (personal attendance)	$2,000
Per-meeting fee for Board (conference call attendance)	$1,000
Per-meeting fee for Committees (personal attendance)	$1,500
Per-meeting fee for Committees (conference call attendance)	$750

The director selected to be Chairman of the Meetings of the Board is entitled to receive an additional $75,000 per annum. Directors who are employees of the Corporation or of RDS or any affiliate thereof do not receive any directors’ fees. Therefore, in 2005, Messrs. Routs, Mather and Loader did not receive any directors’ fees as they are employees of the Corporation or of RDS or an affiliate thereof.

Directors’ Compensation Plans
All directors who are not employees of the Corporation or of RDS or any affiliate thereof must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “DSC Plan”) or the Non-Employee Directors’ Deferred Share Unit Plan (the “DSU Plan”). The principal features of these plans are summarized below.

DSC Plan	DSU Plan

Participation – Each participating director in the DSC Plan:	Participation – Each participating director in the DSU Plan:
(a) receives 50 per cent of the fees payable to him or her for serving on the Board (excluding committee fees) in the form of Common Shares; and	(a) receives 50 per cent of Board fees (excluding committee fees) in the form of DSUs; and
(b) may elect to receive any additional percentage of Board fees and any percentage of committee fees in the form of Common Shares.	(b) may elect to receive any additional percentage of the Board fees and any percentage of committee fees in the form of DSUs.

The Common Shares are purchased on the open market by CIBC Mellon Trust Company, who acts as custodian under the DSC Plan, after the end of each calendar quarter and are credited to each participating director’s account.	When fees are payable (on a quarterly basis), the percentage(s) of fees elected are converted to DSUs which have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter.

Dividends – The Common Shares purchased under the DSC Plan attract dividends.	Dividends – The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Common Shares.

Receipt of Compensation – Once per calendar year, a participating director may instruct the custodian to sell or transfer any or all of the Common Shares credited to his or her account. Upon termination of Board service, any Common Shares and dividends remaining in the participating director’s account are delivered to such director and the account is closed.	Receipt of Compensation – A participating director is not eligible to convert DSUs until his or her termination of Board service and, if applicable, cessation of employment with the Corporation or RDS or any affiliate thereof. Following such time, and in any event prior to December 31 of the next year, the DSUs credited to such director are converted to cash in an amount equivalent to the market value of the Common Shares when the conversion is effective.

The DSC and DSU Plans are administered by the Nominating and Governance Committee. All costs associated with the administration of both plans are borne by the Corporation.
Directors do not participate in any pension, retirement or other such plan of the Corporation and its subsidiaries.

Summary of Directors’ Compensation for 2005

					Board	Board	Committee	Committee
		Committee	Lead	Committee	Attendance	Attendance	Attendance	Attendance
	Board	Chair	Director	Member	Fee	Fee	Fee	Fee	Total Fees
	Retainer	Retainer	Retainer	Retainer	(Personal)	(Conference)	(Personal)	(Conference)	Paid
Name	($)	($)	($)	($)	($)	($)	($)	($)	($)

D.H. Burney	50,000	7,000	8,111.11 (1)	10,000	14,000	4,000	15,000	2,250	110,361

I.J. Goodreau	50,000	–	–	12,000	14,000	4,000	15,000	750	95,750

K.L. Hawkins	50,000	10,000	–	10,000	12,000	3,000	15,000	1,500	101,500

D.W. Kerr	50,000	7,000	–	12,000	14,000	4,000	19,500	1,500	108,000

W.A. Loader	–	–	–	–	–	–	–	–	–

C. Mather	–	–	–	–	–	–	–	–	–

R.W. Osborne	50,000	7,000	–	12,000	14,000	5,000	21,000	750	109,750

R.J. Routs	–	–	–	–	–	–	–	–	–

R. Royer	50,000	–	–	12,000	14,000	3,000	12,000	750	91,750

N.C. Southern	50,000	–	–	10,000	12,000	4,000	10,500	–	86,500

					TOTAL FEES PAID TO DIRECTORS				$703,611

Note:

(1)	Mr. Burney is compensated $10,000 per year to serve as Lead Director. Mr. Burney was appointed Lead Director on March 10, 2005. Therefore, his compensation was prorated for 2005.
As employees of the Corporation or of RDS or an affiliate thereof, Messrs. Routs, Mather and Loader do not receive any directors’ fees.
Director Share Ownership Requirements
Independent directors, who are not employees of the Corporation or of RDS or any affiliate thereof, are required to own either Common Shares or DSUs equivalent to three years’ Board annual retainer fees (currently $50,000 per year) after five years of Board service. As at December 31, 2005, the equity ownership of the directors in the Corporation is as follows:
Summary of Directors’ Equity Ownership and Changes in Equity Ownership(1)

		Equity Ownership as at December 31,				Equity Ownership as at March 10,
		2005(2)				2005(3)				Net Change	Does the Director
										in Amount at	Meet the
	# of									Risk(4) as at	Minimum Share
	Years	Common			Amount	Common			Amount	December 31,	Ownership
Director	Served	Shares	DSUs	Total	at Risk	Shares	DSUs	Total	at Risk	2005	Requirement?

D.H. Burney	5	12,846	12,110.21	24,956.21	$1,049,408.63	3,282	2,959.59	6,241.59	$551,444.48	$497,964.15	✓

I.J. Goodreau	3	2,817	5,047.55	7,864.55	$330,704.33	939	756.45	1,695.45	$149,793.01	$180,911.32	✓

K.L. Hawkins	9	12,939	12,682.62	25,621.00	$1,077,363.05	4,313	3,227.70	7,540.70	$666,220.85	$411,142.20	✓

D.W. Kerr	3	11,000	4,666.52	15,666.52	$658,777.17	2,000	893.26	2,893.26	$255,619.52	$403,157.65	✓

W.A. Loader	3	–	–	–	–	–	–	–	–	–	X

C. Mather(5)	2	1,700	21,702.62	23,402.62	$984,080.17	500	3,058.10	3,558.10	$314,358.14	$669,722.03	✓

R.W. Osborne	5	7,895	991.55	8,886.55	$373,679.43	2,594	–	2,594.00	$229,179.90	$144,499.53	✓

R.J. Routs	1	1,509	–	1,509.00	$63,453.45	503	–	503,00	$44,440.05	$19,013.40	X

R. Royer	6	28,556	–	28,556.00	$1,200,779.80	8,690	–	8,690.00	$767,761.50	$433,018.30	✓

N.C. Southern	5	10,914	1,909.08	12,823.08	$539,210.51	3,638	–	3,638.00	$321,417.30	$217,793.21	✓

Notes:

(1)	Shell Canada completed a 3 for 1 share split which took effect on the Toronto Stock Exchange (“TSX”) on June 21, 2005.
(2)	The closing price on the TSX on December 30, 2005 was $42.05.
(3)	The closing price on the TSX on March 10, 2005 was $88.35. March 10, 2005 was the record date for the 2005 Annual and Special Meeting of Shareholders of the Corporation.

(4)	“Amount at Risk” refers to the amount of money that is invested in the Common Shares and DSUs of the Corporation that is exposed to the possibility of loss.
(5)	As an employee of the Corporation, Mr. Mather is not subject to director share ownership requirements but is subject to share ownership requirements as an executive officer of the Corporation. For further details on the share ownership requirements for executive officers, please refer to page 37 of this Management Proxy Circular.

All directors meet the share ownership requirements, with the exception of Messrs. Routs and Loader. Mr. Routs is an Executive Director of RDS and Mr. Loader is Director, Strategy and Business Development for RDS. As employees of RDS or an affiliate thereof, Messrs. Loader and Routs are not subject to the Corporation’s share ownership requirements.
Record of Director Attendance
The following table illustrates directors’ attendance for 2005. From time to time, Shell Canada calls special Board meetings that are not scheduled. These meetings may be called on short notice.

		% of
		Regularly	Regularly		% of
		Scheduled	Scheduled	Special	Special		% of
		Board	Board	Board	Board	Committee	Committee
		Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Director	Committee Memberships	Attended	Attended	Attended	Attended	Attended	Attended

Derek H. Burney	N&G (Chair), MRCC, Reserves, HSE&SR(1) , Pension(2)	7 of 7	100%	4 of 5	80%	13 of 13	100%

Ida J. Goodreau	Audit, MRCC, HSE&SR, Pension	7 of 7	100%	4 of 5	80%	11 of 12	92%

Kerry L. Hawkins	Audit (Chair), N&G, Reserves, HSE&SR	6 of 7	86%	3 of 5	60%	12 of 15	80%

David W. Kerr	Reserves (Chair), Audit, N&G, HSE&SR	7 of 7	100%	4 of 5	80%	15 of 15	100%

W. Adrian Loader	–	6 of 7	86%	5 of 5	100%	–	–

Clive Mather	–	7 of 7	100%	5 of 5	100%	–	–

Ronald W. Osborne	MRCC (Chair), Pension (Chair), Audit, Reserves	7 of 7	100%	5 of 5	100%	15 of 16	94%

Rob J. Routs(3)	–	4 of 4	100%	2 of 2	100%	–	–

Raymond Royer	Audit, MRCC, Pension	7 of 7	100%	3 of 5	60%	9 of 12	75%

Nancy C. Southern	HSE&SR (Chair) MRCC, N&G, Pension	6 of 7	86%	4 of 5	80%	7 of 9	78%

Jeroen van der Veer(4)	–	2 of 3	67%	3 of 3	100%	–	–

Notes:

(1)	The Health, Safety, Environment & Social Responsibility Committee was established on November 17, 2005. No meetings of the Health, Safety, Environment & Social Responsibility Committee were held in 2005.
(2)	The Pension Subcommittee was established on March 10, 2006.
(3)	Mr. Routs was appointed as Chairman of the Meetings of the Board on April 29, 2005. Three regularly scheduled board meetings and three special board meetings were held in 2005 prior to Mr. Routs’ appointment to the Board.
(4)	Mr. Van der Veer retired from the Board of Directors on April 29, 2005. Three regularly scheduled board meetings and three special board meetings were held in 2005 prior to Mr. Van der Veer’s retirement from the Board.
(5)	The Board of Directors does not have an Executive Committee.
Summary of Meetings Held in 2005
Regularly Scheduled Board Meetings – 7
Special Board Meetings – 5
Audit Committee Meetings – 7

Management Resources and Compensation Committee Meetings – 5
Nominating and Governance Committee Meetings – 4
Reserves Committee Meetings – 4
The practice of the Board of Directors and each Committee is to meet without management present in connection with each regularly scheduled meeting.
All directors receive in-depth board and committee materials pertaining to the business to be considered at each board and committee meeting. If a director is unable to attend any board or committee meeting, that director may contact the Chairman of the Meetings of the Board, the Lead Director, the President and Chief Executive Officer or any other director to discuss the business addressed by the board or the committee. Directors may also communicate with members of the senior management team, as well as any other employee of the Corporation, who may have relevant information pertaining to board or committee business.
Directors’ and Officers’ Liability Insurance
Liability insurance in the amount of $75,000,000 per policy year was purchased for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary. There is no lesser limit specified for any individual insured.
In 2005, the approximate amount of the insurance premium paid by the Corporation was $640,000 on an annual basis. A one year policy was purchased that will expire June 30, 2006. The premium is payable without distinction as to directors as a group or officers as a group and the total cost of the insurance is paid by the Corporation.
In respect of wrongful acts for which the Corporation is not permitted by law to indemnify an insured individual, there is no deductible. Where the Corporation is permitted to indemnify the insured, the deductible is $500,000.

3) Appointment of Auditors

Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of such auditors.
PricewaterhouseCoopers LLP have been the auditors of the Corporation for the past 5 years and were first appointed in 1925.
The percentage of votes required for the approval of the appointment of the auditors and the authorization of directors to fix the remuneration of the auditors is a simple majority of the votes cast in person and by proxy.
For each of 2005 and 2004, the following fees were approved for or paid to PricewaterhouseCoopers LLP:

	Year Ended		Year Ended
	December 31,		December 31,
	2005		2004

Audit Fees	$1,697,000	(1)	$804,000
Audit-related Fees	$452,000	(2)	$331,000 (3)
Tax Fees	$190,000	(4)	$265,000 (4)
All Other Fees	–		–

Total	$2,339,000		$1,400,000

Notes:

(1)	Audit fee for Shell Canada and subsidiary companies and audit and assurance procedures, including procedures related to the Sarbanes-Oxley Act of 2002.
(2)	Legislative compliance advice, sustainability audit report and ISO 14001 re-registration audit.
(3)	Legislative compliance advice, assurance due diligence for a transaction between the Corporation and an affiliate and ISO 14001 re-registration audit.
(4)	Expatriate tax services and corporate tax compliance matters.
Representatives of PricewaterhouseCoopers LLP are planning to attend the Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

4) Articles of Amendment

The Articles of the Corporation currently provide that the Board of Directors shall consist of a minimum of eight and a maximum of fifteen directors, and that the directors in office at the time of continuance of the Corporation under the Canada Business Corporations Act shall hold office, subject to the provisions of the Canada Business Corporations Act, until the expiration of the term for which they were elected prior to continuance.
The Board of Directors believes that it is appropriate to amend the Articles of the Corporation to provide it with the ability to appoint directors in accordance with the provisions of the Canada Business Corporations Act. This will provide the flexibility necessary to recruit directors experienced in the businesses of the Corporation and to provide for continuity during any changes to the membership of the Board.
The text of the proposed special resolution to amend the Articles of the Corporation is as follows:
RESOLVED that:

1)	The Corporation is hereby authorized to amend Item 5 of the Restated Articles of Incorporation of the Corporation by deleting Schedule B in its entirety and substituting therefor:

“The number of directors of the Corporation shall be a minimum of eight and a maximum of fifteen. The number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation shall be determined from time to time by resolution of the directors. The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.”

2)	The proper officers of the Corporation are hereby authorized to do all things and execute all documents necessary or desirable to carry out the foregoing, including the preparation, execution and filing of Articles of Amendment with the Director under the Canada Business Corporations Act and making application for a Certificate of Amendment in respect thereof.

3)	The directors of the Corporation are hereby authorized to revoke this special resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.
At the Meeting, the shareholders will be asked to approve the amendment by special resolution. This special resolution must be passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting.

PART III: Report of Committees

Report of the Audit Committee

Membership
The Board of Directors appointed the Audit Committee at the meeting of the Board of Directors on April 29, 2005 and chose Kerry L. Hawkins to be Chair of the committee.
The Audit Committee has five members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.
Financial Literacy and Expertise
The members of the Audit Committee have relevant education and experience as follows:

Kerry L. Hawkins:	Mr. Hawkins holds a degree in Business Economics from North Dakota State University.
Ida J. Goodreau:	Ms. Goodreau holds a Masters of Business Administration and Bachelor of Commerce degree, with emphasis on accounting and finance, from the University of Windsor.
David W. Kerr:	Mr. Kerr is a chartered accountant.
Ronald W. Osborne:	Mr. Osborne is a chartered accountant and is a Fellow of the Institute of Chartered Accountants. He was Chief Financial Officer of Maclean Hunter Limited for three years and BCE Inc. for one year and spent 13 years with a predecessor of Ernst & Young LLP auditing Canadian public companies.
Raymond Royer:	Mr. Royer holds a Master of Commerce, Bachelor of Civil Law and a Master of Accountancy degree from the University of Sherbrooke. Mr. Royer is a chartered accountant and a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. Mr. Royer is also a Fellow of the Quebec Order of Chartered Accountants.
The Board of Directors has determined that each member of the Audit Committee is financially literate. David W. Kerr, Ronald W. Osborne and Raymond Royer each have accounting or related financial management expertise and are independent (as defined in the United States by the New York Stock Exchange) and qualified to be an audit committee financial expert (as defined in the United States by the Securities and Exchange Commission (“SEC”)).
Charter
A copy of the Audit Committee’s mandate is attached to this Management Proxy Circular in Appendix 1. A copy of the Audit Committee Charter is posted on the Corporation’s website at www.shell.ca. A copy of the Audit Committee Charter can also be received upon request to the Corporation’s Secretary.

Meetings – 2005
The Audit Committee held seven meetings in 2005 and, among other matters, considered the following:

•	Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters and received reports from management on major accounting principles proposed for implementation by the Corporation.

•	Reviewed the annual and interim financial statements, including Management’s Discussion and Analysis, and press releases containing material financial information prior to approval by the Board for publication and filing with the securities regulators.

•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2005 and the nine months ended September 30, 2005 pursuant to a delegation from the Board of Directors.

•	Reviewed and recommended to the Board for approval the external auditors fees for 2004 and recommended to the Board the reappointment of PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2005.

•	Received seven reports from and met with the external auditors to discuss the scope, objectives and responsibilities of the annual audit, the results of the audit, their assessment of the Corporation’s accounting, financial and management controls and procedures and their statement on independence from the Corporation. The external auditors attended all meetings and met six times with the Audit Committee separate from management.

•	Received five reports from and met with the Corporation’s General Auditor to discuss business control and compliance audits conducted by internal audit, including compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and internal audit’s mandate, objectives, goals, budget and staffing. The Audit Committee met six times with the General Auditor separate from management and the external auditors.

•	Received seven reports from and met with the Director, Corporate Governance in relation to the Sarbanes-Oxley Section 404 compliance program with focus on the development of an internal framework for evaluating and reporting on the effectiveness of the Company’s internal control over financial reporting.

•	Received a report from management on the Corporation’s disclosure controls and procedures and reviewed with management the financial reporting process and internal controls.

•	Reviewed the current and emerging U.S. and Canadian disclosure requirements and the Audit Committee’s procedures and responsibilities.

•	Reviewed the Audit Committee Charter and recommended certain changes for approval to the Board.

•	Reviewed and pre-approved the audit and permitted non-audit services to be provided by the external auditors.

•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Reviewed and approved the external auditors’ engagement letter , audit plan and estimated fees for 2005.

•	Received and approved the 2004 expenses of the President.

•	Reviewed and recommended to the Board for approval, the 2004 Annual Information Form, the 2005 Management Proxy Circular, the Management’s Discussion and Analysis contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended December 31, 2004, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

•	Received a report from management on the Corporation’s risk assessment review for 2005.
Meetings – First Quarter of 2006
The Audit Committee held three meetings in the first quarter of 2006 and, among other matters, considered the following:
Financial Disclosure
The Audit Committee reviewed and discussed with management and the external auditors the 2005 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2005 Annual Report and the audited consolidated financial statements for the year ended December 31, 2005. Based on this review and discussion, and the report of the external auditors, the Audit Committee recommended to the Board of Directors the approval of the 2005 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2005 Annual Report and the audited consolidated financial statements for the year ended December 31, 2005, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.
Reappointment of External Auditors
The Audit Committee recommended to the Board of Directors that the shareholders be asked to reappoint PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2006.
Report presented by:
Kerry L. Hawkins, Chair
Ida J. Goodreau
David W. Kerr
Ronald W. Osborne
Raymond Royer

Report of the Reserves Committee

Membership
The Board of Directors appointed the Reserves Committee at the meeting of the Board of Directors on April 29, 2005 and chose David W. Kerr to be Chair of the committee.
The Reserves Committee has four members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.
Charter
A copy of the Reserves Committee’s mandate is attached to this Management Proxy Circular in Appendix 1. A copy of the Reserves Committee Charter is posted on the Corporation’s website at

www.shell.ca. A copy of the Reserves Committee Charter can also be received upon request to the Corporation’s Secretary.
Meetings  – 2005
The Reserves Committee held four meetings in 2005 and, among other matters, considered the following:

•	Reviewed the Corporation’s procedures relating to the disclosure of reserves data for its oil and gas and oil sands mining activities, together with the appointment of the Chief Reservoir Engineer and Chief Mining Engineer as the Corporation’s internal qualified reserves evaluators for oil and gas and oil sands mining, respectively, and the procedures for providing information to these evaluators.

•	Met with management and the internal qualified reserves evaluators to review the reserves data, the reports of the internal qualified reserves evaluators and the related report of management and the Board of Directors for the year ended December 31, 2004.

•	Met with the internal qualified reserves evaluators separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

•	Reviewed the report on the internal audit review of the Corporation’s oil and gas and oil sands mining reserve evaluation processes and 2004 reserve estimates.

•	Recommended the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2004.

•	Reviewed the oil and gas reserves position outlook for 2005.

•	Reviewed the oil sands mining reserves position outlook for 2005.

•	Reviewed the Reserves Committee Charter and recommended certain changes for approval to the Board.
Meetings  – First Quarter of 2006
The Reserves Committee held two meetings in the first quarter of 2006 and, among other matters, considered the following:
Reserves Data
The Reserves Committee:

•	Reviewed the Corporation’s procedures relating to the disclosure of reserves data for its oil and gas and oil sands mining activities, together with the appointment of the Chief Reservoir Engineer and Chief Mining Engineer as the Corporation’s internal qualified reserves evaluators for oil and gas and oil sands mining, respectively, and the procedures for providing information to these evaluators.

•	Met with management and the internal qualified reserves evaluators to review the reserves data, together with their respective reports thereon.

•	Met with the internal qualified reserves evaluators separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.
Based on this review and discussion, and the reports of the internal qualified reserves evaluators, the Reserves Committee recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserve evaluators, and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2005.
Report presented by:
David W. Kerr, Chair
Derek H. Burney
Kerry L. Hawkins
Ronald W. Osborne

Report of the Nominating and Governance Committee

Membership
The Board of Directors appointed the Nominating and Governance Committee at the meeting of the Board of Directors on April 29, 2005 and chose Derek H. Burney to be Chair of the committee.
The Nominating and Governance Committee has four members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.
Charter
A copy of the Nominating and Governance Committee’s mandate is attached to this Management Proxy Circular in Appendix 1. A copy of the Nominating and Governance Committee Charter is posted on the Corporation’s website at www.shell.ca. A copy of the Nominating and Governance Committee Charter can also be received upon request to the Corporation’s Secretary.
Meetings  – 2005
The Nominating and Governance Committee held four meetings in 2005 and, among other matters, considered the following:

•	Reviewed and recommended to the Board of Directors the nominees for appointment to the Board of Directors of the Corporation.

•	Reviewed the proposed assessment framework to be used in connection with the annual Board and Committee evaluation, and reviewed the results of the annual assessment of Directors.

•	Reviewed the current membership of the Audit, Reserves, Management Resources and Compensation and Nominating and Governance Committees.

•	Reviewed and recommended to the Board of Directors the proposed membership of the committees for the following twelve month period.

•	Reviewed and recommended to the Board of Directors that changes be made to the Charters of the Audit Committee, the Reserves Committee, the Management Resources and Compensation Committee, the Nominating and Governance Committee and the Board of Directors.

•	Reviewed and recommended to the Board of Directors that changes be made to the position descriptions for the Chairman of the Meetings of the Board, the Committee Chairs and the Directors.

•	Reviewed and recommended to the Board of Directors that a position description be established for the Chief Executive Officer and the Lead Director.

•	Reviewed and recommended to the Board of Directors that a Health, Safety, Environment & Social Responsibility Committee and a Pension Subcommittee be established.

•	Reviewed directors’ compensation practices at peer companies as well as selected TSX listed entities and subsequently recommended to the Board of Directors that the directors’ compensation be increased.

•	Reviewed the orientation and continuing education program for directors and approved a proposal to fund the membership of each director in the Institute of Corporate Directors.

•	Reviewed and recommended to the Board of Directors the approval of Independence Standards for the Board of Directors.

•	Reviewed revisions proposed to the Corporation’s Disclosure Policy and recommended the revised Disclosure Policy to the Board of Directors for approval.

•	Reviewed and discussed the new disclosure requirements as a result of proposed National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines.

•	Reviewed and approved the Statement of Corporate Governance Practices to appear in the 2005 Management Proxy Circular.
Meetings – First Quarter of 2006
The Nominating and Governance Committee held two meetings in the first quarter of 2006 and, among other matters, considered the following:
Statement of Corporate Governance Practices
The Nominating and Governance Committee reviewed and recommended to the Board of Directors the approval of the Statement of Corporate Governance Practices which can be found in Appendix 2 of this Management Proxy Circular.
Report presented by:
Derek H. Burney, Chair
Kerry L. Hawkins
David W. Kerr
Nancy C. Southern

Report of the Health, Safety, Environment & Social Responsibility Committee

Membership
The Board of Directors appointed the Health, Safety, Environment & Social Responsibility Committee at the meeting of the Board of Directors on November 17, 2005 and chose Nancy C. Southern to be Chair of the committee.
The Health, Safety, Environment & Social Responsibility Committee has five members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.

Charter
A copy of the Health, Safety, Environment & Social Responsibility Committee’s mandate is attached to this Management Proxy Circular as Appendix 1. A copy of the Health, Safety, Environment & Social Responsibility Committee Charter is posted on the Corporation’s website at www.shell.ca. A copy of the Health, Safety, Environment & Social Responsibility Committee Charter can also be received upon request to the Corporation’s Secretary.
Meetings – 2005
The Health, Safety, Environment & Social Responsibility Committee did not hold any meetings in 2005.
Meetings – First Quarter of 2006
The Health, Safety, Environment & Social Responsibility Committee held two meetings in the first quarter of 2006 and, among other matters, considered the following:
Sustainable Development Report
The Health, Safety, Environment & Social Responsibility Committee reviewed the 2005 Sustainable Development Report. A copy of this report will be posted on the Corporation’s website at www.shell.ca.
Committee Members:
Nancy C. Southern (Chair)
Derek H. Burney
Ida J. Goodreau
Kerry L. Hawkins
David W. Kerr

Report of the Management Resources and Compensation Committee

Membership
The Board of Directors appointed the Management Resources and Compensation Committee at the meeting of the Board of Directors on April 29, 2005 and chose Ronald W. Osborne to be Chair of the committee.
The Management Resources and Compensation Committee has five members and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.
Charter
A copy of the Management Resources and Compensation Committee’s mandate is attached to this Management Proxy Circular as Appendix 1. A copy of the Management Resources and Compensation Committee Charter is posted on the Corporation’s website at www.shell.ca. A copy of the Management Resources and Compensation Committee Charter can also be received upon request to the Corporation’s Secretary.

Meetings – 2005
The Management Resources and Compensation Committee held five meetings in 2005 and, among other matters, considered the following:

•	Reviewed the President and Chief Executive Officer’s 2004 performance and reviewed and approved the proposed targets and objectives for 2005.

•	Reviewed and approved the 2005 base salary for the President and Chief Executive Officer and his bonus for 2004.

•	Reviewed and approved the 2005 base salaries and the bonuses for 2004 for the senior vice presidents, the Chief Financial Officer and the vice presidents of the Corporation.

•	Reviewed succession plans for the President and Chief Executive Officer and senior management.

•	Reviewed and approved the 2004 Report on Executive Compensation for inclusion in the 2005 Management Proxy Circular.

•	Engaged an independent consulting firm, Towers Perrin, to provide advice on executive compensation design and other compensation matters.

•	Received presentations by Towers Perrin with respect to the Corporation’s compensation and benefits programs.

•	Reviewed and approved revisions to the Corporation’s Long Term Incentive Agreements.

•	Reviewed and recommended to the Board various officer appointments.

•	Reviewed and approved share ownership guidelines for executive officers of the Corporation.

•	Reviewed the Management Resources and Compensation Committee Charter and recommended certain changes for approval to the Board.
Meetings – First Quarter of 2006
The Management Resources and Compensation Committee held two meetings in the first quarter of 2006 and, among other matters, considered the following:
Report on Executive Compensation
The Management Resources and Compensation Committee reviewed and recommended to the Board of Directors the approval of the Report on Executive Compensation which can be found on pages 32 to 41 of this Management Proxy Circular.
Pension Subcommittee
The Board of Directors appointed the Pension Subcommittee at the meeting of the Board of Directors on March 10, 2006 and chose Ronald W. Osborne to be Chair of the subcommittee.
The Pension Subcommittee has the same membership as the Management Resources and Compensation Committee and each member is an independent director, as defined by the Corporation’s Independence Standards. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.
Charter
A copy of the Pension Subcommittee’s mandate is attached to this Management Proxy Circular as Appendix 1. A copy of the Pension Subcommittee’s Charter is posted on the Corporation’s website at www.shell.ca. A copy of the Pension Subcommittee’s Charter can also be received upon request to the Corporation’s Secretary.

Meetings – 2005 and First Quarter of 2006
The Pension Subcommittee was appointed on March 10, 2006, and accordingly did not hold any meetings in 2005 or in the first quarter of 2006.
Report presented by:
Ronald W. Osborne, Chair
Derek H. Burney
Ida J. Goodreau
Raymond Royer
Nancy C. Southern

PART IV: The Corporation’s Executive Compensation Program

Management Resources and Compensation Committee

Composition
The Board of Directors has established the Management Resources and Compensation Committee to assist the Board of Directors in fulfilling its responsibilities relating to the Corporation’s goals and objectives concerning: (a) compensation of the Corporation’s executive officers; (b) pension, benefit and long term incentive plans; and (c) senior management succession and development plans. The Board appoints the Management Resources and Compensation Committee annually at the Board meeting immediately following the annual meeting of shareholders. None of the members of the Committee is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates, nor are they eligible to participate in the Corporation’s executive compensation program. The Committee met five times during 2005 to fulfill its responsibilities. The Chairman of the Committee reports to the Board at its next meeting following any meeting or the signing of any written resolution or recommendation of the Committee.
The Management Resources and Compensation Committee is comprised of five directors, all of whom are independent as defined in the Independence Standards of the Corporation.
Ronald W. Osborne (Chairman)
Derek H. Burney
Ida J. Goodreau
Raymond Royer
Nancy C. Southern
Mandate of the Management Resources and Compensation Committee
In addition to approving compensation for senior management of the Corporation, including those listed in the Summary Compensation Table as Named Executive Officers, it is the responsibility of the Management Resources and Compensation Committee to:

•	review and approve the annual targets and objectives of the President and Chief Executive Officer and evaluate his or her performance against such targets and objectives;

•	review and approve the annual compensation of the President and Chief Executive Officer, in consultation with the Chairman of the Meetings of the Board;

•	based on the recommendation of the President and Chief Executive Officer, review and approve the annual compensation for senior management, including the Named Executive Officers that are identified on page 42 of this Management Proxy Circular;

•	approve any changes to pension and other benefit plans that would significantly change the plan features or would have a significant cost to the Corporation, and approve any new pension or benefit plans;

•	review and administer the Corporation’s Long Term Incentive Plan;

•	approve termination settlements for senior management, including any retirement income supplementary to existing pension plans;

•	review the senior management succession and development plans and report to the Board at least annually on such plans;

•	recommend candidates for appointment as officers of the Corporation to the Board;

•	review and approve any employment contracts and any other individual financial arrangements for senior management;

•	recommend to the Board for approval the Report on Executive Compensation included in the Annual Management Proxy Circular; and

•	review and recommend to the Board for approval any changes to the “Shell Canada Limited Deferred Share Unit Plan for Executive Officers”.
Executive Compensation Consulting Arrangement
The Management Resources and Compensation Committee has engaged an independent consulting firm, Towers Perrin, to provide advice on executive compensation design and other compensation matters, including:

•	preparing assessment of competitiveness of compensation and benefits for the President and Chief Executive Officer and executives compared to comparator companies and a broad industry sample;

•	providing advice to the Management Resources and Compensation Committee on appropriate levels of base salary, short-term and long-term incentive compensation;

•	providing support regarding the design and administration of short-term and long-term incentive programs for executives;

•	reviewing the Report on Executive Compensation contained in the Management Proxy Circular and providing any recommendations for change in light of market practice; and

•	providing additional support as requested by the Management Resources and Compensation Committee.
Costs associated with Towers Perrin consulting work for the Management Resources and Compensation Committee in 2005 were $115,000. Towers Perrin did not provide any other services to the Corporation in 2005.

Report on Executive Compensation

Compensation Philosophy
The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•	attract, retain and motivate high quality senior management with the necessary experience to create long term value;

•	be consistent, fair and equitable across the business units of the Corporation;

•	be based on competitive levels of pay for responsibility and performance that contributes to objectives established for the Corporation, its business units and the executive;

•	align interests of senior management with the interests of the Corporation’s shareholders in creating value over the longer term;

•	have a significant component linked to the achievement of specific financial and non-financial measures and results as reflected in the Corporation’s Scorecard (defined below); and

•	be responsible to shareholders and fair to senior management, employees and other stakeholders.

Compensation Summary
Shell Canada’s executive compensation package, which is designed to meet performance and competitiveness objectives, is comprised of the following five components:

1)	base salary;

2)	annual incentive pay;

3)	long term incentives;

4)	pension; and

5)	perquisites.
These components are discussed in more detail on the following pages.
The structure of the total compensation package varies in accordance with the level and nature of an employee’s position in the organization. Generally the higher the level of position, the greater the proportion of the compensation package that is variable and at risk. This recognizes the degree to which an employee is able to influence operational results. For the President and Chief Executive Officer, the Chief Financial Officer, the Named Executive Officers and other members of senior management, the compensation package is highly linked to performance.
In determining the total compensation of senior management of the Corporation, the Management Resources and Compensation Committee considers the following when setting and adjusting compensation levels:

•	competitive compensation data;

•	internal relativity and individual skills;

•	experience; and

•	individual, business unit and corporate performance.
Competitive compensation data is gathered from approximately twenty Canadian oil and gas companies used as the “Comparator Group” by the Corporation in reviewing or setting its compensation objectives. These organizations are of comparable size, scope and complexity to the Corporation and are representative of the types of organizations with which the Corporation must compete to attract and retain talent.
The Corporation strives to attract and develop high quality senior management with the necessary experience to create long-term value. An active program of expatriation with other member companies of the Shell Group allows the Corporation to improve the competitiveness of its business and develop senior as well as high potential staff by providing them opportunities to gain operational and strategic experience they may not necessarily receive within Canada. The Corporation also benefits from reciprocal exchanges of talent within the Shell Group. Expatriate senior management who are on assignment with the Corporation may be compensated according to expatriate compensation programs, which are developed for and utilized by the other member companies of the Shell Group.
1) Base Salaries
The Management Resources and Compensation Committee reviews and approves adjustments to the base salary of the President and Chief Executive Officer on an annual basis. The Management Resources and Compensation Committee reviews and has the authority to approve salary recommendations made by the President and Chief Executive Officer for the other members of senior management of the Corporation including the Named Executive Officers.
Base salaries are determined for each member of senior management by considering his or her position, duties and responsibilities, the degree of special skill and knowledge required to perform their role, and a comparison to others inside as well as outside the organization in similar positions of responsibility and scope. Base salaries are targeted to ensure strong positioning against the Comparator Group and are reviewed annually and adjusted, as appropriate, based on these factors and the individual’s performance.
2) Annual Incentive Pay
The Corporation believes incentive pay motivates and rewards employees for their individual, business unit and corporate contributions. All staff employees in the Corporation participate in an annual incentive program based on a scorecard tool (the “Scorecard”). The management teams for each of the operating business units (Exploration & Production (“E&P”), Oil Products, and Oil Sands) set their business plans annually, and the business plans are reviewed and approved by Shell Canada’s senior management team and the Board. The approved business plans are used as the basis for establishing Scorecard targets which are reviewed by the Management Resources and Compensation Committee. The Corporation’s company-wide and segregated business unit performance determines the Scorecard payout to which employees in each business unit (including Corporate, which is a service provider to the three operating business units) are entitled.
In 2005, the Corporation’s common Scorecard measures accounted for 60 per cent of the overall business unit Scorecard. These measures were Return On Average Capital Employed (“ROACE”), cash flow, Total Shareholder Return (“TSR”) rank and safety as measured by Total Recordable Injury Frequency (“TRIF”). “Rank” refers to the Corporation’s position relative to a comparator group of other Canadian integrated oil and gas companies. In addition to the Corporation’s common Scorecard measures, each business unit had operational performance measures and targets specific to their business unit.
Senior management is also compensated on the basis of Scorecard results. The Scorecard is used as the starting point in the annual incentive pay determination process for senior management and makes up the largest component of their annual incentive pay. Individual performance is also taken into consideration when determining these awards and can increase or decrease the amount of the annual incentive award. Annually, each member of senior management enters into a performance contract which documents the targets and objectives to be achieved by each individual in the current fiscal year and may include elements such as:

•	Scorecard and business results;

•	strategic milestones; and

•	leadership and overall contribution to the Corporation’s reputation and success.
A substantial portion of each member of senior management’s annual compensation is at risk as it is linked to the achievement of Scorecard results and individual performance targets and objectives. Annual target incentive payments are based on each senior manager’s level of responsibility within the Corporation, and are established as a percentage of base salary. If certain performance levels are achieved, incentive awards are payable. If Scorecard results and individual performance targets are met for the performance year, the annual incentive award is intended to strongly position total cash compensation (base salary plus annual incentive award) relative to the Comparator Group. These incentive awards are intended to provide amounts that are competitive with the incentive awards that would be paid to other senior managers within the Comparator Group in similar positions and circumstances.
The Management Resources and Compensation Committee has authority to determine whether or not incentive awards will be paid in any year and, if so, the amount of the payments available under the annual incentive pay program in that year. For the Named Executive Officers, the target range is between 60 per cent to 65 per cent of base salary and could range from zero (if the threshold is not met) to between 120 per cent to 130 per cent of annual base salary (when outstanding Scorecard and individual results are achieved).

In 2005, all business unit Scorecards were above target as shown in the following 2005 Scorecard Results table:

Business Unit (BU)	Overall BU Score (Target is 1.0)

Exploration and Production	1.14
Oil Products	1.15
Oil Sands	1.51
Corporate	1.27

3) Long Term Incentive Plan
Shell Canada has a Long Term Incentive Plan (“LTIP”) pursuant to which the Management Resources and Compensation Committee awards options to purchase Common Shares with attached tandem share appreciation rights (collectively, “Options”) to selected officers and employees. A share appreciation right (“SAR”) is a cash payment feature, which provides the Option holder the right to surrender the exercisable option for cancellation in return for a cash payment from the Corporation.
The LTIP is intended to align the interests of employees with shareholders and to act as an attraction and retention incentive. The Corporation believes that the LTIP encourages achievement of long-term goals of the Corporation and therefore complements and acts as a balance to the annual incentive pay program.
Options are an integral part of the total compensation package for senior management. The LTIP has value only to the extent that additional shareholder value is created over time. Fifty per cent of the Options granted to senior management are performance-based and fifty per cent are regular time-vested. Options are granted on the basis that the combined expected value of both performance-based and regular Options will result in this component of compensation being positioned strongly relative to that of the Comparator Group. Shell Canada’s position relative to the Comparator Group is reviewed annually. The expected value of each long-term incentive award is determined using a binomial modeling valuation methodology. This model identifies assumptions related to the discounted value of the award’s future payout.
Regular time-vested Options vest one-third each year for three years following the grant date. Performance-based Options have a vesting determination at three years following the grant date if certain performance criteria are met. For the 2005 performance-based Options to automatically vest, the comparative three-year TSR must exceed the average of Imperial Oil, Petro-Canada, Husky and Suncor’s TSR at the end of the three-year period. If the Corporation’s TSR does not exceed the average, the Management Resources and Compensation Committee may determine, in its sole discretion, whether all or a portion of the performance-based Options granted shall vest. In January 2006, the 2003 performance-based Options did not vest and therefore were cancelled as the Corporation’s overall TSR for the period did not exceed the average of the 2003 comparator group (Imperial Oil, Petro-Canada, and Suncor).
The Management Resources and Compensation Committee grants Options annually without reference to outstanding awards held by the employee. However, it does take into consideration the number of issued and outstanding Common Shares as well as Options at the time of grant. Generally, the higher the job level, the greater the number of Options that will be issued. In addition, the Management Resources and Compensation Committee has delegated authority to the President and Chief Executive Officer to authorize limited grants throughout the year to enhance attraction and retention of key individuals.
No individual employee can be granted in excess of an aggregate of 2,700,000 Options (0.33 per cent of the total number of issued and outstanding Common Shares as at December 31, 2005). No single option holder presently exceeds this limit. No Options are granted to non-employee directors, nor are Options granted in respect of any securities other than Common Shares. No dividend or proxy-voting rights are granted prior to an exercise of Options and the acquisition of Common Shares. In 2005, approximately 12 per cent of employees within the Corporation received Options.

The term of an Option is ten years from the date of grant and the strike price is the closing market price of Common Shares on the date of grant (“Strike Price”). The cash payment on a SAR is based on the number of Options surrendered, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the Strike Price of the Option. The inclusion of the cash payment feature in Options enables the Corporation to provide similar benefits to Option holders without increasing dilution caused by issuing Common Shares.
If a recipient of Options voluntarily ceases employment, the Options terminate over periods from thirty days to full term based on the recipient’s age and eligibility in the Corporation’s pension plan. In the case of involuntary termination without cause, Options remain outstanding for 2 to 5 years based on the recipient’s eligibility in the Corporation’s pension plan. Options are terminated on the date an employee is terminated for cause.
The Board of Directors may amend the LTIP subject to obtaining all necessary regulatory, stock exchange and other approvals. The Management Resources and Compensation Committee may also amend individual long-term incentive agreements with the consent of the Option holder. LTIP awards are not transferable by the recipient otherwise than by will or the laws of succession.
4) Pension
An integral part of the compensation package offered to all employees of the Corporation, including senior management, is the Corporation’s pension plan. For a description of this plan, please refer to “Retirement and Savings Program” at page 46 of this Management Proxy Circular.
5) Perquisites
Perquisites are considered a minor component of senior management compensation and are periodically reviewed and adjusted, subject to the approval of the Management Resources and Compensation Committee. An allowance is provided to cover items such as vehicle expense, financial counseling and fitness memberships (among others).
Share Ownership Guidelines
Effective December 1, 2004, Shell Canada adopted share ownership guidelines for its senior executive officers. The required shareholdings are determined as a multiple of the executive’s salary divided by the closing share price on the TSX on the day prior to the effective date, which is December 1, 2004 or the date of appointment. Multiples established for each participant are:

President and Chief Executive Officer	two times base salary

Chief Financial Officer	one times base salary

Canadian Senior Vice Presidents	one times base salary

Expatriate Senior Vice Presidents	50 per cent of base salary
In calculating share ownership, the value of both Common Shares and DSUs (discussed below) are considered. Options granted are excluded.
The required shareholdings must be attained by the later of December 1, 2009 (5 years after implementation), or five years after appointment to these positions. As of March 10, 2006, the President and Chief Executive Officer has met 37 per cent of his ownership requirements, the Chief Financial Officer has met over 100 per cent of her ownership requirements, the Senior Vice President, E&P has met 14 per cent of his ownership requirements and the Senior Vice President, Oil Sands has met 27 per cent of his requirements. The Senior Vice President, Oil Products is not required to meet these share ownership requirements as his expatriate terms were agreed prior to the implementation of the Share Ownership Guidelines. It is expected that the guidelines will be met by all participating senior executive officers within the five-year implementation period.

Senior Management Equity Ownership

	Number of	Equity Ownership Position as at				Equity Ownership Position as at
	Years Since	December 31, 2004(1)				December 31, 2005(2)				Net Change
	Program									in Amount at	Per cent
	Introduction									Risk as at	Ownership
	in December,	Common			Amount	Common			Amount	December 31,	Position
Executive	2004	Shares	DSUs	Total	at Risk	Shares	DSUs	Total	at Risk	2005	Attained

Clive Mather, President and Chief Executive Officer	1.1	500	3,058	3,558	$284,604	1,700	21,703	23,403	$984,096	$699,492	37%

Cathy L. Williams, Chief Financial Officer	1.1	6,000	—	6,000	$479,940	36,300	—	36,300	$1,526,415	$1,046,475	>100%

H. Ian Kilgour, Sr. Vice President, E&P	1.1	589	—	589	$47,114	2,087	—	2,087	$87,758	$40,644	14%

Brian E. Straub, Sr. Vice President, Oil Sands(3)	.25	NA	NA	NA	NA	—	2,634	2,634	$110,760	$110,760	27%

David M. Weston, Sr. Vice President, Products(4)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Notes:

(1)	Share price as of December 31, 2004 was $79.99 (pre-split).
(2)	Share price as of December 31, 2005 was $40.05 (post-split).
(3)	Mr. Straub did not commence participation in the Share Ownership Program until October 1, 2005.
(4)	Mr. Weston was an expatriate at the time the Share Ownership Program was introduced, and is excluded from the requirement to meet Share Ownership Guidelines.
Executive Deferred Share Unit Plan
The purpose of the Deferred Share Unit Plan for Executive Officers (the “Executive DSU Plan”) is to assist the President and Chief Executive Officer, the Chief Financial Officer and the Senior Vice Presidents in attaining their required shareholdings under the Share Ownership Guidelines. Under the plan, participants may elect to receive all or a percentage of their annual incentive payment in the form of DSUs.
A participant is required to make an irrevocable election to take part in the Executive DSU Plan prior to December 31 of the relevant fiscal year. When annual incentive payments are determined following the end of the fiscal year, the amount elected is converted to DSUs based on the closing price of the Common Shares on the TSX on the third business day following the public disclosure of the Corporation’s year end financial results.
DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on the Corporation’s Common Shares. A participant is not permitted to convert DSUs until he or she has ceased to be an employee or director of the Corporation or an affiliate. The cash value of the DSU is equivalent to the market value of the Common Shares when conversion takes place. In 2005, Messrs. Mather and Straub elected to participate in the Executive DSU Plan.
Employee Share Purchase Plan
The Corporation offers all employees the opportunity to participate in its Employee Share Purchase Plan (“ESPP”). Management believes that employees should have a stake in the Corporation’s future and that their interest should be aligned with the interest of shareholders. To this end, employees are permitted to make cash contributions for the purchase of Common Shares. The Corporation contributes an additional

25 per cent (to a maximum of $150 per month) to the account of each participating employee for the purchase of additional shares and such shares must be held for the balance of the year.
Compensation of the President and Chief Executive Officer
Mr. Mather is seconded to the Corporation from Shell International Limited and participates in the Corporation’s base salary, annual incentive pay program and LTIP on the same basis as other Canadian senior executives of the Corporation but elected not to participate in the ESPP. Mr. Mather does not participate in the Corporation’s Retirement and Savings Program but is a member of the Shell Overseas Contributory Pension Fund.
The following table depicts total compensation for Mr. Mather in 2005.

2005 Compensation Element	Value
	($Cdn)

Base Salary	$895,000

Annual Incentive Pay	$755,000

Other Annual Compensation	$193,551	(1)

Grant of 480,000 stock options in 2005	$2,152,608	(2)

Value of pension contributions in 2005	$423,487

Total	$4,419,646

Notes:

(1)	Details found in “Summary Compensation Table”.
(2)	Represents the expected value of regular and performance-based options at time of grant based on the binomial modeling valuation methodology.
1) Base Salary
The President and Chief Executive Officer’s salary is reviewed by the Management Resources and Compensation Committee annually. Adjustments are based on his level of responsibility and comparison to the Comparator Group and his peers within the Shell Group.

2)	Annual Incentive Pay
At the beginning of 2005, a performance contract with identified targets and objectives was established between Mr. Mather and the Management Resources and Compensation Committee which included:

•	the financial success of the Corporation as determined by ROACE and cash flow compared to targets established at the beginning of the performance cycle;

•	the performance of the Corporation compared to other integrated oil companies as measured by TSR Rank;

•	the strategic positioning of the Corporation for profitable growth and future success as measured by progress on specific strategic initiatives;

•	the quality of the Corporation’s reputation and external relationships with stakeholders and customers;

•	the operational performance of the business as measured by key performance metrics; and

•	the leadership of the Corporation and the strength of its people and succession plans.
Mr. Mather’s annual incentive target is 65 per cent of annual base salary and is modified up or down based on the degree to which the Corporation’s Scorecard and his personal targets and measures are met. Mr. Mather’s annual incentive may not exceed 130 per cent of his annual salary.

Mr. Mather received annual incentive payments that recognized his role in effectively leading the Corporation in a year where overall Scorecard results were above target. Specifically,

•	The financial results of the Corporation exceeded expectations in 2005:

•	return on average capital employed was 27 per cent, which exceeded Scorecard targets. Capital, exploration and predevelopment expenditures reached $1,715 million as a result of higher investment in all three of the Corporation’s businesses, including more than $350 million in new land purchases at Crown land sales to acquire more than 250,000 net acres in key strategic areas of Western Canada;

•	the Corporation announced record earnings of $2,014 million or $2.44 per Common Share, up more than 50 per cent from 2004; and

•	cash flow from operations reached a record $3,056 million in 2005, up over 40 per cent from $2,129 in 2004.

•	The objectives set for strategic positioning of the Corporation for profitable growth and success were above target:

•	progress was made during the second half of 2005 regarding clarity of the Mackenzie Gas Project regulatory process;

•	a new strategy for the development of the Peace River lease was approved;

•	a positive trend in natural gas production was evident by year-end, with Tay River proving to be one of the best land-based wells in Canada;

•	basin-centred gas production began in November;

•	there were many milestones achieved in the Oil Sands business including sustained production above design rates;

•	major land acquisitions were completed;

•	a record number of new graduates and experienced hires came on board throughout 2005;

•	progress in the area of succession planning and leadership development was on target;

•	share price performance was strong and a share split was completed in June 2005; and

•	Shell Canada’s dividend was increased twice in 2005.

•	Notwithstanding the above achievements, there were also some areas which provide opportunities for improvement in the future:

•	the Corporation’s safety and environmental performance was below target; and

•	the annual relative performance of the Corporation’s share price (TSR Rank) compared to the integrated oil and gas comparator group, while greater than 53 per cent, did not meet Scorecard threshold levels.
For 2005, Mr. Mather’s annual incentive payment was approximately 83 per cent of his current base salary, or approximately 127 per cent of his target.

3)	Long Term Incentive Plan
Mr. Mather is eligible to participate in the LTIP. As with other senior executives, Option grants (time and performance-based), are considered on an annual basis, and take into account his comparative market position when determining how many new Options will be granted.
Report presented by:
Ronald W. Osborne, Chairman
Derek H. Burney
Ida J. Goodreau
Raymond Royer
Nancy C. Southern

Summary Compensation Table
The following table presents a summary of the compensation paid to each individual who served as President and Chief Executive Officer and Chief Financial Officer of the Corporation for the past three years and the next three highest paid executive officers of the Corporation in respect of the financial year ended December 31, 2005 (collectively called the “Named Executive Officers”). All amounts are in Canadian dollars unless otherwise noted.

								Long-Term
		Annual Compensation						Incentives(1)
								Awards
								Securities
				Annual		Other		Under
				Incentive		Annual		Options/SARs	All Other
Name and		Salary		Pay		Compensation		Granted	Compensation
Principal Position	Year	($)		($)		($)(2)		(#)(3)	($)

Clive Mather	2005	895,000		755,000	(5)	193,551	(7)	480,000	423,487	(8)
President and CEO	2004	347,917	(4)	320,000	(5)(6)	104,280	(7)	Nil	427,902	(8)(9)

Linda Z. Cook	2004	581,409	(10)	470,000	(11)	388,231	(13)	360,000	161,484	(14)(15)
President and CEO	2003	421,250	(10)	350,000	(12)	230,374	(13)	Nil	147,520	(14)

Tim W. Faithfull	2003	716,449	(16)	475,000		57,672	(17)	540,000	130,656	(18)(19)
President and CEO

Cathy L. Williams	2005	408,750		310,000		–		222,000	Nil
Chief Financial	2004	345,000		305,000		–		240,000	Nil
Officer	2003	266,353	(20)	195,000	(21)	–		Nil	74,350	(22)

S. Stotvig	2003	94,530	(23)	65,000		15,315	(24)	210,000	9,216	(25)
Chief Financial
Officer

David M. Weston	2005	510,501		260,000		72,940	(27)	66,000	255,484	(28)
Senior Vice	2004	515,661		410,816		71,290	(27)	66,000	307,951	(28)
President,	2003	404,749		264,086	(26)	59,250	(27)	Nil	306,784	(28)
Products

H. Ian Kilgour	2005	437,500		340,000		–		222,000	Nil
Senior Vice	2004	383,750		400,000		–		240,000	Nil
President, E&P	2003	323,750		290,000		–		240,000	Nil

Neil J. Camarta	2005	322,500	(29)	290,000	(30)	–		222,000	1,270,220	(31)
Senior Vice	2004	403,750		275,000		–		240,000	Nil
President, Oil Sands	2003	378,750		215,000		–		240,000	Nil

Brian E. Straub	2005	133,333	(32)	120,000	(33)	–		Nil	113,365	(34)
Senior Vice
President,
Oil Sands

Notes:

(1)	The Corporation has not issued any Restricted Common Shares or Restricted Share Units and does not have a “long-term incentive plan” as that term is described under applicable disclosure rules.
(2)	Unless otherwise noted, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total annual salary and annual incentive pay.
(3)	Reflects a three-for-one share split that occurred June 21, 2005.
(4)	Mr. Mather is seconded from Shell International Limited and joined the Corporation on August 1, 2004.

(5)	Mr. Mather elected to convert 75 per cent of his 2005 annual incentive pay ($566,250) and 2004 annual incentive pay ($240,000) to DSUs, pursuant to the Executive DSU Plan.
(6)	In April 2005, Mr. Mather received an annual incentive payment from Shell International Limited for the first seven months of 2004, in the amount of £105,500. This is not included in the Summary Compensation Table.
(7)	In 2005, housing and taxable benefits were $98,358, and in 2004 they were $28,688 as per Shell Group expatriate programs. Includes dependent education assistance and taxable benefits in 2005 of $59,568 and for 2004 of $60,851. Other expenses and benefits include vehicle, parking and tax equalization protection.
(8)	Mr. Mather is seconded from Shell International Limited and participates in The Shell Overseas Contributory Pension Fund (“SOCPF”). The Corporation’s annual cost of contribution to SOCPF’s pension plan for Mr. Mather in 2005 was $423,487 and in 2004 was $377,902, which included a one-time special pension fund contribution in the amount of $280,228. See “Retirement and Savings Program”.
(9)	Mr. Mather received a $50,000 relocation allowance as per the expatriate compensation programs of the Shell Group.
(10)	Ms. Cook joined the Corporation from Shell Expatriate Employment US Inc. (“SEEUS”) on July 1, 2003 and left her position as President and Chief Executive Officer of Shell Canada effective July 31, 2004 to join Royal Dutch Shell plc. Her 2004 salary included an amount of $52,536 for vacation pay that was outstanding as of the date of her departure.
(11)	Ms. Cook’s 2004 annual incentive pay was based on the Corporation’s business performance and Ms. Cook’s salary for the period from January 1 to July 31, 2004.
(12)	Ms. Cook’s 2003 annual incentive pay was based on the Corporation’s business performance and Ms. Cook’s salary for the period from July 1, 2003 to December 31, 2003. In April 2004, Ms. Cook received a payment in the amount of US$240,000 related to service prior to joining the Corporation in 2003. This amount was paid for by Shell International Limited and is not included in the Summary Compensation Table.
(13)	The 2004 amount has been restated to include additional tax adjustments made subsequent to publication of the 2005 Management Proxy Circular. Includes tax reimbursement and payments on income as per the Expatriate Compensation Program of the Shell Group in the amount of $308,364 restated from $258,218 for 2004 and $75,834 for 2003. Other expenses and benefits included housing, vehicle, parking, dependent education and a commodities and services allowance. Education expenses in 2003 were $71,652 as per the Shell Group expatriate compensation program.
(14)	SEEUS is a participating company in retirement programs for Shell Group employees. The Corporation’s cost of contribution to two US pension plans for Ms. Cook was $111,098 in 2004 and $22,364 for 2003. Additional contributions of US $106,668 made to the retirement programs on behalf of Ms. Cook for the period July to December 2003 were not charged to the Corporation and are not represented in the Summary Compensation Table.
(15)	A payment of $38,100 was made to Ms. Cook in recognition of the requirement to surrender Options upon her move to Royal Dutch Shell plc. The payment was based on the difference between the grant price and the price of the Common Shares on July 26, 2004 multiplied by 10,000 Options (50 per cent of the number of Options that would have vested after one year).
(16)	Mr. Faithfull resigned from his position as President and Chief Executive Officer of the Corporation effective July 31, 2003. His salary included an amount of $160,050 for vacation pay that was outstanding as of the date of his resignation.
(17)	Included housing and taxable benefits as per the Shell Group expatriate compensation program for 2003 of $49,344.
(18)	Mr. Faithfull was seconded from Shell International Limited and participated in the SOCPF. The amount of $130,656 represented the cost of contribution to SOCPF pension plan for Mr. Faithfull.
(19)	Mr. Faithfull received a special one-time retirement payment from Shell International Limited in the amount of $239,282 in 2003. This payment is not included in the Summary Compensation Table.
(20)	Ms. Williams re-joined Shell Canada from an affiliate company on March 10, 2003 and was appointed Chief Financial Officer effective April 1, 2003.
(21)	Ms. Williams’ 2003 annual incentive pay was for performance from March 10, 2003 to December 31, 2003.
(22)	Ms. Williams received a relocation allowance of $74,350.
(23)	Mr. Stotvig retired from the Corporation effective March 31, 2003. His salary included an amount of $8,280 for vacation pay that was outstanding as of the date of his retirement.
(24)	Includes housing and taxable benefit as per the Shell Group expatriate compensation policy of $14,754 for 2003.
(25)	Mr. Stotvig was seconded from Shell International Limited and participated in Shell International Limited’s pension plan. This represents the corporation’s cost of contribution to Shell International Limited’s pension plan for Mr. Stotvig.
(26)	Mr. Weston is seconded from Shell International Limited and participates in Shell International Limited’s Variable Pay Program. In April 2004, Mr. Weston received an annual incentive payment of $264,086 for the 2003 performance year.
(27)	Includes housing and taxable benefit as per the expatriate compensation program for 2005 of $68,850, for 2004 of $68,850 and 2003 of $57,377.
(28)	Mr. Weston is seconded from Shell International Limited and participates in the SOCPF. The Corporation’s cost of contribution to the SOCPF for Mr. Weston for 2005 was $255,484, and in 2004 was $307,951, which included a one-time special pension fund contribution in the amount of $167,300, and in 2003 was $280,555 which included a one-time special pension fund contribution in the amount of $186,896. See “Retirement and Savings Program”.
(29)	Mr. Camarta retired effective September 30, 2005.
(30)	Mr. Camarta’s 2005 annual incentive pay is based on the Corporation’s business performance and his salary from the period January 1, 2005 to September 30, 2005.
(31)	Mr. Camarta received a special one-time retirement payment in the amount of $1,050,000 and a lump sum payment for outstanding vacation pay in the amount of $220,000.
(32)	Mr. Straub re-joined Shell Canada from an affiliate company and was appointed Senior Vice President, Oil Sands effective October 1, 2005.
(33)	Mr. Straub elected to convert 100 per cent of his 2005 annual incentive pay ($120,000) to DSU’s pursuant to the Executive DSU Plan.
(34)	Includes a relocation allowance of $99,350.

Options and Share Appreciation Rights

For a description of the Corporation’s Long-Term Incentive Plan, see “Report on Executive Compensation – Long Term Incentive Plan” on pages 36 and 37 of this Management Proxy Circular.
The following tables present details of grants to the Named Executive Officers during 2005.
Option/ SAR Grants During the Most Recently Completed Year

					Market Value
			Percentage of		of Securities
			Total Options/		Underlying
	Securities Under		SARs Granted		Options/ SARs
	Options/ SARs		to Employees	Exercise or	on the Date of
	Granted		in Financial	Base Price	Grant
Name	(#)		Year	($/Security)	($/Security)	Expiration Date

Clive Mather	240,000	(1)	4.05%	26.38	26.38	January 25, 2015
	240,000	(2)	4.05%	26.38	26.38	January 25, 2015

Cathy L. Williams	111,000	(1)	1.87%	26.38	26.38	January 25, 2015
	111,000	(2)	1.87%	26.38	26.38	January 25, 2015

David M. Weston	33,000	(1)(3)	0.56%	26.38	26.38	January 25, 2015
	33,000	(2)(3)	0.56%	26.38	26.38	January 25, 2015

H. Ian Kilgour	111,000	(1)	1.87%	26.38	26.38	January 25, 2015
	111,000	(2)	1.87%	26.38	26.38	January 25, 2015

Neil J. Camarta	111,000	(1)	1.87%	26.38	26.38	January 25, 2015
	111,000	(2)	1.87%	26.38	26.38	January 25, 2015

Notes:

(1)	Time vested Options vest over three years from date of grant and include a cash payment feature (tandem share appreciation rights) described under the Compensation Summary section on pages 34 to 37 of this Management Proxy Circular. This data reflects a three-for-one share split that occurred on June 21, 2005.
(2)	Performance-based Options vest based at the end of a three-year period based on TSR performance and include a cash payment feature (tandem Share Appreciation Rights) described under the Compensation Summary section. This data reflects a three-for-one division or share split that occurred on June 21, 2005.
(3)	Reflects comparative expected value of award levels of peers employed by member companies of the Shell Group.

The following table presents details of exercises of Options during 2005 and related year-end values for the Named Executive Officers.
Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

					Value of Unexercised
	Securities	Aggregate	Unexercised Options		in-the-Money Options
	Acquired on	Value	at FY-End		at FY-End
	Exercise(1)(2)	Realized	(#)		($)

Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Clive Mather	Nil	Nil	0	480,000	0	7,520,000

Cathy L. Williams	36,300	1,126,007	166,000	422,000	4,918,242	7,718,008

David M. Weston	11,001	127,153	0	120,999	0	2,199,979

H. Ian Kilgour	Nil	Nil	330,300	582,000	9,498,863	11,992,667

Neil J. Camarta	442,650 (3)	12,121,328 (3)	360,000	582,000	9,501,333	11,992,667

Brian E. Straub	Nil	Nil	42,000	0	1,396,080	0

Notes:

(1)	Represents the number of shares acquired on exercise, or the number of options surrendered for cancellation, as a result of electing to receive the equivalent value as cash payment.
(2)	Reflects a three-for-one share split of issued and outstanding shares that occurred on June 21, 2005.
(3)	Mr. Camarta retired effective September 30, 2005.
The following table shows, as of December 31, 2005, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. This information reflects a three-for-one share split that took effect on June 21, 2005. This information relates to the LTIP which has been approved by shareholders at previous annual meetings of shareholders. There are no equity plans requiring the issuance of Common Shares of the Corporation not previously approved by shareholders. See the description of the LTIP under “Report on Executive Compensation – Long Term Incentive Plan” in this Management Proxy Circular.
Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	(A) Number of Securities	(B) Weighted - Average	(C) Number of Securities Remaining
	to be Issued Upon	Exercise Price of	Available for Future Issuance Under
	Exercise of	Outstanding Options	Equity Compensation Plans
	Outstanding Options		(excluding securities in column (A))
	(#)		(#)

Equity Compensation
Plans approved by	20,966,133	$18.70	26,754,885
Security holders

Equity Compensation
Plans not approved by	Nil	Nil	Nil
Security holders

Total	20,966,133	$18.70	26,754,885

Notes:

(1)	Common Shares issuable pursuant to actual grants under the LTIP (column (a)) represents 2.5 per cent of the Corporation’s outstanding Common Shares as at December 31, 2005. Common Shares issuable under the LTIP (aggregate of columns (a) and (c)) represents 5.8 per cent of the Corporation’s outstanding Common Shares as at December 31, 2005.
(2)	A total of 18,278,982 Common Shares had been issued under the LTIP as at December 31, 2005. This represents 2.2 per cent of the Corporation’s outstanding Common Shares as at December 31, 2005.

Retirement and Savings Program

The Corporation’s Retirement and Savings Program (including the Shell Savings Fund described below) applies to all employees of the Corporation and certain of its subsidiaries, excluding expatriates from other member companies of the Shell Group who retain coverage with their home base company.
The pension plan design was amended January 1, 1994 with two components, a defined contribution segment and a defined benefit segment (which is non-contributory except for an optional top-up funded by employee contributions). There are no Named Executive Officers in the defined contribution segment. The defined benefit segment is designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best three consecutive years of the last ten years of service by 1.75 per cent, which is then multiplied by the number of years of defined benefit accredited service from January 1, 1994. Pension is discounted if retirement is initiated prior to achieving age 55 and 80 points (age plus total years of accredited service). Messrs. Straub and Kilgour and Ms. Williams participate in the defined benefit segment of the registered pension plan for service from January 1, 1994.
An individual has the option to purchase an additional annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best three consecutive years of the last ten years of service by 0.25 per cent, which is then multiplied by the number of years for which the annuity has been purchased. Premiums for the optional annuity are paid for by the individual and are based on age and years of service. The premium is reviewed annually by the Corporation’s actuary and adjusted as appropriate.
For service prior to January 1, 1994 the pension plan design (which was non-contributory) provides a regular pension annuity ascertained by multiplying an individual’s average final earnings for the best five consecutive years of the last ten years of service (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by 1 per cent up to Average Final Yearly Maximum Pensionable Earnings (“AFYMPE”), as set for the Canada Pension Plan and 2 per cent above AFYMPE, which is then multiplied by the number of years of accredited service up to December 31, 1993 (maximum 35). In addition, a bridge benefit of average final earnings multiplied by 1 per cent up to AFYMPE multiplied by years of accredited service is payable up to and including the month of the individual’s 65th birthday. All employees eligible to retire prior to January 1, 1997 remain under the provisions of the program outlined in this paragraph. None of the Named Executive Officers were eligible to retire prior to January 1, 1997.
It is the Corporation’s practice to retire senior management at age 60. To recognize this earlier than normal retirement age, the Corporation provides a Senior Staff Retirement Plan, which allows a senior executive who retires at age 60 to elect to receive either:

•	a lump-sum payment equal to terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by two; or

•	a supplementary pension equivalent to the straight-life annuity that can be provided by terminal salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with the Corporation’s Retirement and Savings Program.

The following table shows estimated annual benefits payable upon retirement from the Corporation’s Retirement and Savings Program up to age 65. At age 65, the bridge benefit for service prior to January 1, 1994 ceases. Some or all of this bridge benefit may be replaced by government pension benefits.
Pension Plan Table(1)

Years of Service

Remuneration(2)	15	20	25	30	35

$200,000	$60,000	$80,000	$100,000	$120,000	$140,000

250,000	75,000	100,000	125,000	150,000	175,000

300,000	90,000	120,000	150,000	180,000	210,000

350,000	105,000	140,000	175,000	210,000	245,000

400,000	120,000	160,000	200,000	240,000	280,000

450,000	135,000	180,000	225,000	270,000	315,000

500,000	150,000	200,000	250,000	300,000	350,000

550,000	165,000	220,000	275,000	330,000	385,000

Notes:

(1)	Based on total Retirement and Savings Program entitlement, including bridge benefits, optional 0.25 per cent annuity and Savings Fund annuity (see “Retirement and Savings Program”).

2)	Calculation based on remuneration being equal to average final earnings (see “Retirement and Savings Program”). Remuneration comprises salary and up to 20 per cent of basic salary (if age is 50 and age plus service equals at least 65).
Messrs. Mather and Weston do not participate in the Corporation’s Retirement and Savings Program as they continue membership in other Shell Group pension plans. The Corporation’s cost of contributions to such pension plans for 2005 was in the amount of $423,487 for Mr. Mather and $255,484 for Mr. Weston (see notes 8 and 28 in the Summary Compensation Table).
For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 1994 (“Pre 1994 Service”) and service accrued after December 31, 1993 (“Post 1993 Service”) by the Named Executive Officers as at December 31, 2005.
Years of Credited Service

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Age	55.7	54.6	51.4

Pre-1994 Service	9.2	17.2	16.8

Post-1993 Service (1.75% formula)	1.4	—	6.7

Post-1993 Service (2.00% formula)	10.6	12.0	5.3

The projected annual retirement benefits payable by the Retirement and Savings Program to the Named Executive Officers (assuming, (i) base salaries in future years equals those received during the current year and (ii) pensionable bonus payments equal 20 per cent of base salaries) are shown in the following table along with the annual pension benefit accrued to December 31, 2005:
Projected Annual Pension Amounts

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Assuming Retirement at Age 60	$254,800	$366,300	$343,700

Assuming Retirement When First Eligible for Unreduced Pension	$210,700	$261,800	$292,100

Accrued to December 31, 2005	$156,300	$231,100	$166,400

The following table illustrates the service cost and year-end benefit obligation in respect of pension benefits payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 9 of the Corporation’s audited consolidated financial statements for the year ending December 31, 2005 based on earnings and service through December 31, 2005:
2005 Service Cost, Benefit Obligation and Employee Contributions

	Cathy L. Williams	H. Ian Kilgour	Brian E. Straub

Service Cost During 2005	$140,500	$149,200	$134,000

Benefit Obligation at December 31, 2005	$3,041,200	$4,209,200	$3,487,900

Employee Contributions During 2005	$14,330	$14,400	$10,430

It is important to note that the amounts illustrated in the preceding two tables are based on contractual entitlements as well as assumptions that may change over time. The methods used to estimate these amounts will not be identical to the methods used by other issuers and as a result the amounts may not be directly comparable between companies. The key assumptions used to determine the service cost and benefit obligation are consistent with the assumptions used for the Corporation’s audited consolidated financial statements and outlined in Note 9 to the financial statements.

PART V: Other Information

Interest of Informed Persons in Material Transactions

The Corporation, in the course of its regular business, engages in routine transactions at standard commercial rates with other affiliates of RDS, including provision of technical services and charters of ocean tankers. In addition, the Corporation is a party to a research cost sharing agreement with a subsidiary of Shell Petroleum N.V.
During 2005, the Corporation purchased $5,507 million of crude oil, petroleum products, chemicals and services and sold $2,343 million of natural gas, petroleum products and chemicals from and to Shell International Trading Company and other affiliates of RDS. These transactions were made at standard commercial rates and terms.
In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with other entities of which a director of the Corporation also serves as a director or officer. These other entities are identified in the Statement of Corporate Governance Practices attached as Appendix 2 to this Management Proxy Circular.

Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 2000 in the Corporation’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Integrated Oil and Gas Index, respectively, and all dividends were reinvested.

Statement of Corporate Governance Practices

A complete description of the Corporation’s system of corporate governance is set out in the Statement of Corporate Governance Practices attached as Appendix 2 to this Management Proxy Circular. This Management Proxy Circular, including Appendix 2, is posted on the Corporation’s website at www.shell.ca and under the Corporation’s profile at www.sedar.com.

Shareholder Proposals to be Submitted to 2007 Annual Meeting of Shareholders

Shareholder proposals must be received in the office of the Secretary of the Corporation by December 10, 2006 to be considered for inclusion in the management proxy circular and form of proxy for the 2007 annual meeting of shareholders.

Availability of Documents

Copies of the following documents are available upon request and without charge from the Corporation’s Secretary:

•	2005 Annual Information Form
•	2005 Annual Report containing the comparative consolidated financial statements for 2005 together with the auditors’ report thereon and Management’s Discussion and Analysis
•	Interim financial statements for periods subsequent to December 31, 2005
•	2006 Management Proxy Circular
Financial information is available in the Corporation’s comparative consolidated financial statements and Management’s Discussion and Analysis contained in the 2005 Annual Report. The foregoing documents, together with additional information relating to the Corporation, can be found under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.shell.ca.

You can also request these documents by writing to the Secretary at 400  – 4th Avenue S.W., Calgary, Alberta, T2P 2H5, or by sending a fax request to the Corporation’s Secretary at (403) 691-3194. You may also e-mail the Corporate Secretary at corporatesecretary@shell.com.

Directors’ Approval

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.
Dated: March 10, 2006
Shannon L. Cosmescu
Acting Corporate Secretary

APPENDIX 1: BOARD AND COMMITTEE MANDATES

BOARD OF DIRECTORS MANDATE
The Canada Business Corporations Act requires directors to manage, or supervise the management of, the business and affairs of the Corporation. The Board carries out this responsibility through a stewardship role. The day to day management is delegated to the officers of the Corporation. In fulfilling this stewardship role the Board has the responsibility to:

•	Oversee the development and implementation of the annual strategic, financial and operating plans, including annual targets, and approve the annual Capital and Exploration budget.
•	Ensure that management establishes an effective Health, Safety and Environment Management Plan and maintains it in conformity with current standards.
•	Oversee the development and implementation by management of a strategic planning process to identify, manage and monitor the opportunities and principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage these risks.
•	Ensure that management implements and maintains appropriate internal controls and management information systems.
•	Oversee succession plans and relevant management development plans.
•	Ensure that management maintains an effective shareholder communication program that provides for timely communication by the Corporation with its shareholders, including effective means to enable shareholders to communicate with senior management and the Board and conforms to current practices.
•	Appoint the President and Chief Executive Officer and other officers of the Corporation.
•	Appoint an Audit Committee comprised of independent directors.
•	Appoint such other committees as the Board considers advisable to assist in carrying out its responsibilities effectively and to delegate to such committees any of the powers of the Board it is entitled to delegate pursuant to the Canada Business Corporations Act.
•	Comply with the Corporation’s by-laws and the statutory and fiduciary obligations which generally exist for directors of publicly traded companies in Canada.
•	Comply with and conduct periodic assessments of the Corporation’s Statement of General Business Principles and Code of Ethics and oversee compliance therewith within the Corporation.
•	Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Corporation and ensure that senior management creates a culture of integrity throughout the Corporation.
•	Establish and maintain a set of governance principles for the Corporation including practices that ensure that the Board functions independently of management.
AUDIT COMMITTEE MANDATE
The Committee shall deal with the following matters:

•	Review changes in accounting principles and practices followed by the Corporation, and discuss accounting and reporting rules and proposals of regulatory bodies with management and the external auditors.
•	Review the annual financial reports (including Management’s Discussion and Analysis) and other documents containing financial information (including press releases) that is likely to be material and recommend approval to the Board prior to submission to securities commissions as required by any regulatory authority.
•	Review the interim financial statements (including Management’s Discussion and Analysis) for each interim period in a financial year prior to public announcement and filing with securities commissions.

•	Approve the interim financial statements for the first nine months of a financial year prior to public announcement, filing with securities commissions and delivery to security holders, and for any other interim period in a financial year if a meeting of the Board will not be held prior to public announcement.
•	Satisfy itself that there are no unresolved issues between management and the Corporation’s external auditors or other difficulties encountered by the external auditors that could affect the financial statements.
•	Include in the Management Proxy Circular each year a copy of the Mandate of the Committee and a report to shareholders on the Committee’s activities in satisfying its responsibilities during the year in compliance with these terms of reference.
•	Review with the internal auditors the objectives and goals, staffing plans and financial budget of the department.
•	Review and approve the internal auditors’ mandate, including internal audit’s purpose, authority and responsibility.
•	Review with management the quality and depth of staffing and, if appropriate, recommend the appointment or replacement of the General Auditor.
•	Meet the General Auditor, either at the request of the General Auditor or on its own initiative, to discuss significant audit findings and management’s response.
•	Receive from management an overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting.
•	Review the Corporation’s anti-fraud program.
•	Review the effectiveness of the overall system of internal controls and the anti-fraud program and the process for identifying and managing principal business risks and provide its view to the Board.
•	Review with management and external auditors compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and review any significant or unusual transactions or questionable payments which have come to their attention.
•	Review the Corporation’s procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend that an additional or replacement complaints procedure be established.
•	Review annually the expenses of the President.
•	Meet the external auditors independently of management, either at the request of the external auditors or on its own initiative, to consider matters, both qualitative and quantitative, which the external auditors believe should be brought to the attention of the Board or shareholders.
•	Review and approve the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of such services.
•	Review the annual audit plan with the external auditors.
•	Specify the categories of non-audit services that the external auditors are prohibited from providing to the Corporation.
•	Review the external auditors’ evaluation of the Corporation’s internal control systems and procedures.
•	Review the external auditors’ engagement letter and estimated and final compensation for each approved service.
•	On an annual basis, review and discuss with the external auditors all significant relationships the external auditors have with the Corporation to establish independence.
•	Require the external auditors to submit a formal written statement delineating all relationships between the external auditors and the Corporation.
•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of any of its external auditors.

•	Oversee and review the performance of the external auditors and if appropriate recommend the replacement of the external auditors.
•	Recommend to the Board the selection of the external auditors, with special considerations for independence and effectiveness, and the compensation of the external auditors.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE MANDATE
The Committee shall act within the scope of its authority and shall also deal with such matters as may be referred to it from time to time by the Board of Directors for consideration. The Committee is authorized by the Board to deal with the following:

•	Review and approve the annual targets and objectives of the President and CEO and evaluate his or her performance against such targets and objectives.
•	Review and approve the annual compensation of the President and CEO, in consultation with the Chairman of the meetings of the Board.
•	Based on the recommendation of the President and CEO, review and approve the annual compensation for senior management. “Senior management” means officers of the Corporation and other senior management as designated by the Board from time to time.
•	Approve any changes to pension and other benefit plans that would significantly change the plan features or would have a significant cost to the Corporation, and approve any new pension or benefit plans.
•	Review stock option plans and other equity related long term incentive plans to be administered by the Committee, or such other committee assigned the responsibility to administer the plans.
•	Approve termination settlements for senior management, including any retirement income supplementary to existing pension plans.
•	Review the senior management succession and development plans and report to the Board at least annually on such plans.
•	Recommend candidates for appointment as officers of the Corporation to the Board.
•	Review and approve any employment contracts and any other individual financial arrangements for senior management.
•	Recommend to the Board for approval the Report on Compensation included in the Annual Management Proxy Circular.
•	Review and recommend to the Board for approval any changes to the “Shell Canada Limited Deferred Share Unit Plan for Executive Officers”.
PENSION SUBCOMMITTEE MANDATE
The Subcommittee shall act within the scope of its authority; deal with matters as may be referred to it from time to time by the Board for consideration; and delegate day-to-day duties and responsibilities to management. The Subcommittee is authorized by the Board to deal with the following:

•	Approve the Statement of Investment Policies and Procedures and the Statement of Investment Principles and Beliefs.
•	Review fund status and investment performance for the Plans and review the Corporation’s contributions to the Plans.
•	Approve, annually, the Plans’ audited annual financial statements.
•	Approve, at least every three years, the Plans’ actuarial valuation.
•	Receive and accept reports from management on any significant matters impacting the Plans.
NOMINATING AND GOVERNANCE COMMITTEE MANDATE
The Committee shall act within the scope of its authority and shall also deal with such matters as may be referred to it from time to time by the Board for consideration. The Committee is authorized by the Board to deal with the following:

•	Review and determine the criteria for identifying potential nominees to the Board of Directors.
•	Seek guidance from the President and Chief Executive Officer in identifying and assessing potential candidates to be nominated for election to the Board of Directors.

•	Review and recommend to the Board of Directors criteria related to the tenure of Directors.
•	Annually review the performance of the Board of Directors, the committees of the Board and individual directors, and the relationship between the Board and management.
•	Annually review the membership of the committees of the Board and make recommendations to the Board on appointments to the committees, including the appointment of a Chairman for each committee.
•	Periodically review and make recommendations to the Board on:

•	the Board mandate;
•	the mandates and responsibilities of the committees of the Board; and
•	the position descriptions as they exist from time to time.

•	Regularly review and approve changes to the remuneration to be paid to the Directors of the Corporation and any special remuneration for members of Board Committees or the Chairman of the meetings of the Board.
•	Review and recommend to the Board for approval any changes to the “Director Share Compensation Plan” and the “Shell Canada Limited Deferred Share Unit Plan for Non-employee Directors”.
•	Review and recommend to the Board for approval a set of corporate governance principles applicable to the Corporation.
•	Review the orientation and education program for new members of the Board and committees of the Board and oversee the continued development of existing members of the Board.
•	Regularly review the corporate governance practices of the Corporation and, if appropriate, recommend changes to the Board.
•	Review and recommend to the Board for approval the corporate governance disclosure statements required by the Toronto Stock Exchange or securities authorities for inclusion in the Annual Information Form and Management Proxy Circular.
•	Review and make recommendations to the Board on any other matters related to the governance of the Corporation that the Committee considers appropriate.

RESERVES COMMITTEE MANDATE
The Committee shall have authority and responsibility for the following:

•	Annual review and assessment of the ongoing adequacy of these terms of reference, reporting any proposed changes to the Board for approval.
•	Consultation with the Corporation’s senior reserves evaluation personnel, considering, reviewing and reporting to the Board in respect of the following:

•	appointment of, or any changes to, qualified reserves evaluator(s) or auditor(s); and
•	determination of reasons for any proposed change in appointment of the qualified reserves evaluator(s) or auditor(s) and, in particular, in the event there is a change of qualified reserves evaluator(s) or auditor(s), whether there have been any disputes between the qualified reserves evaluator(s) or auditor(s) and the Corporation’s management.

•	Consideration and review, with reasonable frequency, of the Corporation’s internal procedures relating to the disclosure of oil, gas and mineable bitumen reserves data, with special attention given to the following:

•	the adequacy of such procedures for fulfillment of applicable regulatory and disclosure requirements and restrictions;
•	the Corporation’s procedures for providing information to the qualified reserves evaluator(s) or auditor(s) who report on reserves data, and whether any restrictions affect the ability of the qualified reserves evaluator(s) or auditor(s) to report without reservation; and
•	the scope of the annual evaluation of the reserves by the qualified reserves evaluator(s) or auditor(s) having regard to applicable securities legislation, regulations and related requirements.

•	Annual review, assessment, and approval of the fees for any independent reserves evaluator(s) or auditor(s).

•	Review all reserve audit reports prepared by the Corporation’s reserves evaluation personnel or any independent reserves evaluator(s) or auditor(s) for the Corporation.
•	Meeting with the Corporation’s management and each of the chief qualified reserves evaluators, prior to approval and filing of reserves data and the report of the qualified reserves evaluator(s) or auditor(s) thereon, to review the Corporation’s annual reserves data, including the following:

•	review the scope of work of the qualified reserves evaluator(s) or auditor(s);
•	review the reserves estimates of the qualified reserves evaluator(s) or auditor(s); and
•	determine whether any restrictions affected the ability of the qualified reserves evaluator(s) or auditor(s) to report on the Corporation’s reserves data without reservation.

•	Coordination of meetings with the Corporation’s management, qualified reserves evaluator(s) and auditor(s), as may be required, to address matters of mutual concern in respect of the Corporation’s evaluation of oil, gas and mineable bitumen reserves.
•	Receive timely reports from management on the status of the Corporation’s response to matters of concern raised in reports prepared by the Corporation’s reserves evaluation personnel or any independent reserves evaluator(s) or auditor(s) for the Corporation.
•	Meeting with the Corporation’s management, prior to public disclosure of the Corporation’s annual reserves data, to review and provide recommendations regarding approval of the content and filing of information as required under applicable securities legislation, regulations and related requirements, including the following:

•	the content and filing of the statement of reserves data and related information;
•	the filing of the report of the qualified reserves evaluator(s) or auditor(s); and
•	the content and filing of the related report of management and the Board.

HEALTH, SAFETY, ENVIRONMENT & SOCIAL RESPONSIBILITY COMMITTEE MANDATE
The Committee shall act within the scope of its authority and shall also deal with such matters as may be referred to it from time to time by the Board of Directors for consideration. The Committee is authorized by the Board to deal with the following:

•	Monitor the Corporation’s health, safety, environmental and social performance policies, management systems and internal controls and, in the Committee’s discretion, recommend any changes to the Board of Directors.
•	Receive regular reports from senior management on the Corporation’s health, safety, environmental and social performance, current trends, emerging issues and the Corporation’s compliance with applicable laws and regulation.
•	Conduct a periodic review of the Corporation’s environmental insurance and the adequacy of coverage.
•	Review the Corporation’s annual report entitled “Progress Towards Sustainable Development”.
•	Review the findings and recommendations arising from any significant examination by regulatory agencies and external auditors concerning the Corporation’s health, safety and environment matters.
•	Meet with senior management to discuss the development and ongoing implementation of:

•	social performance plans to address the social, health and economic impacts and benefits of the activities of the Corporation for relevant stakeholders; and
•	capital investment plans to address strategic initiatives pertaining to health, safety and environment such as the reduction of greenhouse gas and sulphur emissions.

•	Review with senior management, outside consultants, legal advisors and other appropriate stakeholders environmental implications relevant to the Corporation’s operations.

APPENDIX 2: STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shell Canada Limited (“Shell Canada” or the “Corporation”) is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and requirements. The 2005 Annual Report contains an overview of the Corporation’s corporate governance practices on pages 96 to 101.
On June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines came into effect. These rules replaced the Toronto Stock Exchange guidelines for effective corporate governance. The table below sets out a comparison of Shell Canada’s corporate governance practices with NI 58-101.
This Statement of Corporate Governance Practices has been approved by the Nominating and Governance Committee and the Board of Directors. The Board of Directors has determined that Shell Canada’s corporate governance practices are aligned with the new Canadian Securities Administrators’ disclosure standards.

NI 58-101	Shell Canada’s Corporate Governance Practices

1) Board of Directors

a) Disclose the identity of directors who are independent.	The Nominating and Governance Committee analyzes all relationships between the directors and nominee directors and Shell Canada, its subsidiaries and its majority shareholder on an ongoing basis to ensure that the Board of Directors is composed of a majority of individuals who qualify as “independent”. All relationships are considered which could, in the view of the Nominating and Governance Committee, be reasonably expected to interfere with the exercise of any director’s independent judgment.

Canadian securities legislation (Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”)) clarifies the meaning of “independence” concerning both Audit Committee members and the Board of Directors as a whole. In September, 2005, the Corporation’s board of directors approved “Independence Standards” for the Board of Directors which are largely based on MI 52-110. A copy of the Corporation’s Independence Standards is attached to this Management Proxy Circular as Appendix 3. The Corporation’s Independence Standards are also posted on the Corporation’s website at www.shell.ca.

NI 58-101	Shell Canada’s Corporate Governance Practices

Shell Canada has ten directors listed below (Mr. Loader, a director since 2003, will not be standing for re-election at the Meeting and Mr. Odum is a director nominee). Seven of these ten directors (70%) meet the independence standards as set out by MI 52-110 and the Corporation’s Independence Standards.

Name	Independent	Non-Independent

Derek H. Burney	✓
Ida J. Goodreau	✓
Kerry L. Hawkins	✓
David W. Kerr	✓
W. Adrian Loader		✓
Clive Mather		✓
Marvin E. Odum		✓
Ronald W. Osborne	✓
Rob J. Routs		✓
Raymond Royer	✓
Nancy C. Southern	✓

All committees of the Corporation are also composed of independent directors.

b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Clive Mather, Rob J. Routs, W. Adrian Loader and Marvin E. Odum are considered non-independent directors and, as a result, are not members of any board committees of Shell Canada. Mr. Loader will not be standing for re-election at the 2006 Annual and Special Meeting of Shareholders. Mr. Odum will be standing for election at the 2006 Annual and Special Meeting of Shareholders as a director nominee. Explanations for the determination of these directors’ non-independence is as follows:

Non-Independent
Directors	Explanatory Note for Non-Independence Determination

Clive Mather	Mr. Mather is an executive officer of the Corporation. In addition, Mr. Mather received more than $75,000 in direct compensation from the Corporation during the last 12 month period. Mr. Mather is therefore considered a non-independent director within the meaning set out in MI 52-110.

Detailed information regarding Mr. Mather’s compensation can be found on pages 39 to 41 of the Management Proxy Circular.

W. Adrian Loader	Shell Investments Limited (“SIL”) holds approximately 78 per cent of the equity and voting rights of Shell Canada. SIL is a Canadian company, wholly owned by Shell Petroleum N.V. of the Netherlands, which in turn is owned by Royal Dutch Shell plc (“RDS”).

Mr. Loader is Director, Strategy and Business Development for RDS. Mr. Loader is therefore considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.

Rob J. Routs	Mr. Routs is an Executive Director of RDS, the majority shareholder of Shell Canada. Mr. Routs is therefore considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.

Marvin E. Odum	Mr. Odum is currently Executive Vice President – Americas for Shell Exploration and Production. As an employee of an affiliate of RDS, Mr. Odum is considered a non-independent director within the meaning set out in MI 52-110 and the Corporation’s Independence Standards.

NI 58-101	Shell Canada’s Corporate Governance Practices

Each year, the Board is required to complete individual questionnaires, which, among other things, requires the directors to disclose in writing, any material business relationships they, or their associates, may have with the Corporation.

The Board believes the following relationships are not “material” and do not affect the independent director status of any of the noted directors. None of the independent directors have received remuneration from the Corporation, other than directors’ fees.

Derek H. Burney is a director of TransCanada Corporation and TransCanada Pipelines Limited. The Corporation has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta power purchase arrangement.

Ida J. Goodreau was a director of Terasen Inc. from November, 2002 to December, 2005. An affiliate of Terasen Inc. owns the pipeline that transports bitumen and diluent for the Athabasca Oil Sands Project (“AOSP”) between the Muskeg River Mine and the Scotford Upgrader.

Kerry L. Hawkins is a director of TransCanada Corporation and TransCanada Pipelines Limited. The Corporation has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta power purchase arrangement. Mr. Hawkins is also a director of Nova Chemicals Corporation. The Corporation supplies benzene to an affiliate of Nova Chemicals Corporation.

David W. Kerr is Chairman and a director of Falconbridge Limited which purchases fuel and other supplies from the Corporation. Mr. Kerr is also a director of Sun Life Financial Inc. In 2002, the Corporation selected Sun Life Financial Inc. to provide administrative services together with a selection of investment funds for the defined contribution segment of the Corporation’s pension plan. The selection was based on a competitive bid process conducted by the Corporation’s benefit administration group and the trustees of the pension plan.

Ronald W. Osborne is Chairman of the Board of Sun Life Financial Inc. In 2002, the Corporation selected Sun Life Financial Inc. to provide administrative services together with a selection of investment funds for the defined contribution segment of the Corporation’s pension plan. The selection was based on a competitive bid process conducted by the Corporation’s benefit administration group and the trustees of the pension plan.

Nancy C. Southern is an officer and director of ATCO Ltd. and Canadian Utilities Limited. ATCO companies own a natural gas pipeline that provides natural gas and two cogeneration plants that provide electricity to the Athabasca Oil Sands Project. Ms. Southern is also a director of the Bank of Montreal. During 2005, the Corporation and its subsidiaries obtained services from a number of banking institutions including the Bank of Montreal.

Further information about each director, including other directorships, can be found on pages 7 to 21 of the Management Proxy Circular.

c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Seven of Shell Canada’s ten directors (70%) meet the independence standards established by MI 52-110 and the Corporation’s Independence Standards.

NI 58-101	Shell Canada’s Corporate Governance Practices

	Name of Director	Directorships with Other Reporting Issuers

d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and other issuer.	Derek H. Burney	CanWest Global Communications Corp. CanWest MediaWorks Inc. TransCanada Pipelines Limited TransCanada Corporation

	Ida J. Goodreau	Terasen Inc. (resigned from Terasen Inc.’s board of directors in December, 2005)

	Kerry L. Hawkins	TransCanada Pipelines Limited TransCanada Corporation Hudson’s Bay Company Nova Chemicals Corporation

	David W. Kerr	Sun Life Financial Inc. Brookfield Asset Management Inc. Falconbridge Limited

	W. Adrian Loader	Alliance Unichem plc

	Clive Mather	Placer Dome Inc. (resigned from Placer Dome Inc.’s board of directors in January, 2006)

	Marvin E. Odum	—

Ronald W. Osborne	Sun Life Financial Inc.
Sun Life Assurance Company of Canada (not publicly traded)
Massachusetts Financial Services Company (not publicly traded)
Torstar Corporation
St. Lawrence Cement Group Inc.
Four Seasons Hotels Inc.
Nortel Networks Corporation
Nortel Networks Limited
RioCan Real Estate Investment Trust

	Rob J. Routs	—

	Raymond Royer	Domtar Inc. Power Financial Corporation

	Nancy C. Southern	ATCO Ltd. Canadian Utilities Limited Bank of Montreal Akita Drilling Ltd. CU Inc.

NI 58-101	Shell Canada’s Corporate Governance Practices

e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	In camera sessions are held after each Board and committee meeting. In addition, Directors are invited to hold in camera sessions at any other time. During these sessions of the independent directors, members of management and non-independent directors are not present. Shell Canada believes that these in camera sessions contribute to the Board’s independent oversight.

In 2005, the Board of Directors initiated the practice of holding a separate meeting prior to each Board meeting, without the non-independent directors or any members of management present. In 2005, two meetings of the independent directors were held. In 2006, it is expected that meetings of the independent directors will be held prior to all Board meetings.

In 2005, the following meetings were held:

	Total	In-Camera
Board/Committee/Other	No. of Meetings	Sessions

Board Meetings (Regular)	7	Yes

Board Meetings (Special)	5	No

Audit Committee	7	Yes

Management Resources and Compensation Committee	5	Yes

Nominating and Governance Committee	4	Yes

Reserves Committee	4	Yes

Meetings of the Independent Directors	2	N/A

Special board meetings are held from time to time. In-camera sessions are not normally held at these meetings unless specifically requested by the independent members of the Board.

NI 58-101	Shell Canada’s Corporate Governance Practices

f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Rob J. Routs was appointed Chairman of the Meetings of the Board on April 29, 2005. Mr. Routs is not considered an independent director. To compliment this role, Derek H. Burney, an independent director, was appointed Lead Director on April 29, 2005. Mr. Burney’s role and responsibilities as Lead Director are as follows:

a)  Ensure that the Board functions independently of management of the Corporation.

b) Ensure that independent directors have adequate opportunities to meet to discuss issues without management present.

c)  Chair separate meetings of the independent directors.

d) Represent the independent directors in communications with shareholders, as appropriate.

e)  Be available to directors who have concerns that cannot be addressed through the Chairman of the Meetings of the Board.

f) Perform such other functions as may be reasonably requested by the Board or the Chairman of the Meetings of the Board.

g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for the members of the Board and each Committee can be found in Part II of this Circular under “Committee Memberships and Record of Attendance by Directors” on page 20.

2) Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The text of the Board of Directors mandate is as follows:

(a) Oversee the development and implementation of the annual strategic, financial and operating plans, including annual targets, and approve the annual Capital and Exploration budget.

(b) Ensure that management establishes an effective Health, Safety and Environment Management Plan and maintains it in conformity with current standards.

(c) Oversee the development and implementation by management of a strategic planning process to identify, manage and monitor the opportunities and principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage these risks.

(d) Ensure that management implements and maintains appropriate internal controls and management information systems.

(e) Oversee succession plans and relevant management development plans.

NI 58-101	Shell Canada’s Corporate Governance Practices

(f) Ensure that management maintains an effective shareholder communication program that provides for timely communication by the Corporation with its shareholders, including effective means to enable shareholders to communicate with senior management and the Board and conforms to current practices.

(g) Appoint the President and Chief Executive Officer and other officers of the Corporation.

(h) Appoint an Audit Committee comprised of independent directors.

(i) Appoint such other committees as the Board considers advisable to assist in carrying out its responsibilities effectively and to delegate to such committees any of the powers of the Board it is entitled to delegate pursuant to the Canada Business Corporations Act.

(j) Comply with the Corporation’s by-laws and the statutory and fiduciary obligations which generally exist for directors of publicly traded companies in Canada.

(k) Comply with and conduct periodic assessments of the Corporation’s Statement of General Business Principles and Code of Ethics and oversee compliance therewith within the Corporation.

(l) Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of Corporation and ensure that senior management creates a culture of integrity throughout the Corporation.

(m) Establish and maintain a set of governance principles for the Corporation including practices that ensure that the Board functions independently of management.

The mandates of the Audit Committee, the Management Resources and Compensation Committee, the Pension Subcommittee, the Nominating and Governance Committee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee can be found in Appendix 1 of this Circular. The Charters of the Audit Committee, the Management Resources and Compensation Committee, the Pension Subcommittee, the Nominating and Governance Committee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee can be found on the Corporation’s website at www.shell.ca. Printed copies of all Charters will also be provided upon request to the Corporation’s Secretary.

NI 58-101	Shell Canada’s Corporate Governance Practices

3) Position Descriptions

a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the following:

•   Chairman of the Meetings of the Board (Rob J. Routs)

•   Lead Director (Derek H. Burney)

•   Chief Executive Officer (Clive Mather)

• Committee Chair (Derek H. Burney, Kerry L. Hawkins, David W. Kerr, Ronald W. Osborne, Nancy C. Southern)

b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the President and CEO.

All position descriptions can be found on the Corporation’s website at www.shell.ca. Copies of the position descriptions can also be obtained upon request to the Corporation’s Secretary.

NI 58-101	Shell Canada’s Corporate Governance Practices

4) Orientation and Continuing Education

a)  Briefly describe what measures the board takes to orient new directors regarding

   i)  the role of the board, its committees and its directors, and

   ii) the nature and operation of the issuer’s business.

b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Nominating and Governance Committee is responsible for the orientation and education of new directors concerning the business of the Corporation. New directors are provided with a Directors’ Handbook which contains details of the Corporation’s operations and information on board composition, duties and obligations of the directors, position descriptions, board and committee charters, directors’ insurance and remuneration. The Directors’ Handbook also includes schedules of upcoming Board meetings and key contact information for the Board and senior management personnel.

The Corporation tailors its orientation program to take into account each new director’s unique mix of skills, experience, education, knowledge and needs. The Corporation’s newest director, Rob J. Routs, participated in an orientation process in 2005 that included:

1)  Receiving the Corporation’s most recent annual disclosure documents, including the annual report and annual information form;

2)  Receiving the Shell Canada Limited Directors’ Handbook;

3)  Receiving the minutes and the agendas for the previous six board meetings;

4) Meeting, on two separate occasions, with the President and Chief Executive Officer and the senior management team whereby Mr. Routs was provided with an overview of the Corporation’s organizational structure, strategy and financial plan as well as information on the role of the board and committees and the expected contributions of individual directors.
The senior management team and other employees of the Corporation are available at all times to have informal discussions on any topics of interest requested by the Board. The Board of Directors is also provided with the opportunity to meet with the President and Chief Executive Officer to discuss operational and other matters at any time.

All Board and committee briefing materials are sent to the Board and committees in a timely manner so that they receive this information well in advance of each Board meeting and have the appropriate time to prepare. For each Board and committee meeting, the agendas are set to allow ample time for discussion and inquiry to ensure that the Board of Directors and committee members have sufficient opportunity to gain a clear understanding of the issues that are addressed. Senior management regularly makes presentations at Board and committee meetings on topics of which the Board of Directors and committee members have expressed an interest. The Chairs of the committees of the Board provide regular reports to the Board on activities completed by each committee and all members of the Board are invited to observe the meetings of any committees of which they are not already a member. From time to time, external professional advisors are invited to join the Board for informal discussions on topics of interest.

NI 58-101	Shell Canada’s Corporate Governance Practices

The Board participates in strategic planning sessions on an annual basis and the President and Chief Executive Officer selects educational topics for presentation and discussion. Key topics discussed at the September, 2005 strategic planning session included economic outlook and prices, demographics, labor supply, and the political and regulatory landscape.

The Corporation regularly offers its Board the opportunity to visit operating sites and facilities with the intention of increasing their knowledge of the businesses of the Corporation and acquainting them with the management of these operating sites and facilities. In 2005, directors were invited to participate in tours of the Sarnia Refinery and the Montreal East Refinery where they received in-depth tours and presentations on the businesses of those facilities. Tours of certain of the Corporation’s retail outlets have also been provided to the Board in 2005.

The Corporation also maintains a continuing education program for its directors. All members of the Board are given the opportunity to enroll in approved professional development programs at the expense of the Corporation. These programs must be first approved by the Nominating and Governance Committee. Directors are also encouraged to join professional associations to enhance their knowledge of their role as a corporate director and committee member. From time to time, the Corporation may also distribute texts on topics of interest to the Board in the area of corporate governance.

All members of the Board are members of the Institute of Corporate Directors.

5) Ethical Business Conduct

a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a Statement of General Business Principles and a Code of Ethics for its directors, officers and employees which includes commentary and direction in the areas of business integrity and conflicts of interest.

i) disclose how a person or company may obtain a copy of the code;	Copies of the Corporation’s Statement of General Business Principles and the Code of Ethics can be found on the Corporation’s website at www.shell.ca. Printed versions of these documents are also available upon request to the Corporation’s Secretary.

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Audit Committee meets regularly with management and, independently of management, the internal and external auditors to review compliance with the Corporation’s Statement of General Business Principles and Code of Ethics.

NI 58-101	Shell Canada’s Corporate Governance Practices

iii) provide a cross- reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Corporation has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with which the director may have a relationship. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board receives from the President and Chief Executive Officer annual assurance letters on the Statement of General Business Principles and Code of Ethics and a wide range of business procedures, policies and practices.

6) Nomination of Directors

a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Governance Committee is responsible for determining the selection criteria for new nominees and for assisting the President and Chief Executive Officer in proposing new nominees to the Board. This committee is also responsible for the ongoing assessment of directors.

New nominees must have a track record in general business management, expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve. Other considerations include diversity, age, residency, other directorships, financial literacy and expertise and the absence of material conflicts of interest. The committee also periodically assesses the skill sets of the current Board members by considering individual director talents and board requirements to identify the required skills that the Committee deems beneficial to the board structure. The committee maintains an evergreen list of director candidates and reviews the list annually. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

NI 58-101	Shell Canada’s Corporate Governance Practices

b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Board has a Nominating and Governance Committee composed entirely of independent directors. The four members of the Nominating and Governance Committee are:

1) Derek H. Burney (Chairman)

2) Kerry L. Hawkins

3) David W. Kerr

4) Nancy C. Southern

c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The mandate of the Nominating and Governance Committee can be found in Appendix 1 of this Circular. The Charter of the Nominating and Governance Committee can be found on the Corporation’s website at www.shell.ca. A printed copy of the Charter will also be provided upon request to the Corporation’s Secretary.
7) Compensation

a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Nominating and Governance Committee reviews the adequacy and form of directors’ compensation on an annual basis. In making its recommendations on directors’ compensation, the Nominating and Governance Committee takes into account the time commitment, risks and responsibilities of directors as well as the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies. Additional information on directors’ compensation can be found on pages 17 to 19 of the Management Proxy Circular.

The Management Resources and Compensation Committee reviews and determines the compensation of the President and Chief Executive Officer and reviews and approves the annual recommendations of the President and Chief Executive Officer with respect to the base salaries of senior management.

b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The board has a Management Resources and Compensation Committee that is composed entirely of independent directors. The five members of the Management Resources and Compensation Committee are:

1) Ronald W. Osborne (Chairman)

2) Derek H. Burney

3) Ida J. Goodreau

4) Raymond Royer

5) Nancy C. Southern

NI 58-101	Shell Canada’s Corporate Governance Practices

c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The mandate of the Management Resources and Compensation Committee can be found in Appendix 1 of this Circular. The Charter of the Management Resources and Compensation Committee can be found on the Corporation’s website at www.shell.ca. A printed copy of the Charter will also be provided upon request to the Corporation’s Secretary.

d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	In 2004, John T. Dinner Board Governance Services (“JTD”) was retained by the Nominating and Governance Committee to provide consultation with respect to board compensation practices for 2005. JTD provided an overview of board compensation practice, both at peer companies and other large cap Canadian firms. JTD also conducted research and provided analysis with respect to prevailing board compensation trends, director remuneration best practices and emerging investor expectations. Total compensation paid to JTD in 2005 was $28,980.00. JTD did not provide any other services to the Corporation in 2005.

In 2005, Towers Perrin was retained by the Management Resources and Compensation Committee to provide consultation with respect to senior management compensation practices. Towers Perrin reviewed market compensation and benefits for the Corporation’s executives, including the President and Chief Executive Officer, and the design of the Corporation’s Long Term Incentive Plan. Total compensation paid to Towers Perrin in 2005 was $115,000. Towers Perrin did not provide any other services to the Corporation in 2005.
8) Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Management Resources and Compensation Committee and the Nominating and Governance Committee, the Corporation also has the following committees:

Reserves Committee (appointed September, 2004)
Members of the Reserves Committee are:

1) David W. Kerr (Chair)

2) Derek H. Burney

3) Kerry L. Hawkins

4) Ronald W. Osborne

NI 58-101	Shell Canada’s Corporate Governance Practices

Health, Safety, Environment & Social Responsibility Committee (appointed November, 2005)
Members of the Health, Safety, Environment & Social Responsibility Committee are: 1) Nancy C. Southern (Chair) 2) Derek H. Burney 3) Ida J. Goodreau 4) Kerry L. Hawkins 5) David W. Kerr

Pension Subcommittee (appointed March, 2006)
Members of the Pension Subcommittee are:

1) Ronald W. Osborne (Chairman)

2) Derek H. Burney

3) Ida J. Goodreau

4) Raymond Royer

5) Nancy C. Southern

All members of these committees are independent directors.

The full text of the mandates of the Reserves Committee, the Health, Safety, Environment & Social Responsibility Committee and the Pension Subcommittee can be found in Appendix 1 of this Circular, as well as on the Corporation’s website at www.shell.ca. Printed copies of the Charters will also be provided upon request to the Corporation’s Secretary.
9) Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating and Governance Committee’s mandate includes responsibility for evaluating the effectiveness of the Board, its committees and the contribution of individual directors. This committee:

•   annually reviews the performance of the Board and its committees;

•   annually reviews membership of the committees and makes recommendations to the Board on appointments to the committees;

•   reviews and makes recommendations to the Board on the mandates of the committees of the Board;

•   surveys all directors to assist in the assessment of the performance of the Board, its committees and individual directors, and to monitor the relationship between management and the Board; and

• recommends changes to improve the effectiveness of the Board in light of the survey feedback.

APPENDIX 3: INDEPENDENCE STANDARDS

Background
The Board of Directors of Shell Canada Limited has adopted the independence standards set out in this document. These standards are derived from the Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) which require an issuer to specifically determine whether or not each of its directors is independent and to provide disclosure of the independence determination in its annual management proxy circular.
For the purposes of the independence criteria as set out in this document, any references to “issuer” or “Shell Canada” shall include any of its subsidiaries and its majority shareholder.
Independence
Pursuant to the terms of the Charters of the Audit Committee, the Management Resources and Compensation Committee, the Nominating and Governance Committee, the Reserves Committee and the Health, Safety, Environment and Social Responsibility Committee, all directors serving on these committees must be independent. The majority of the Board of Directors must also be independent.
The Board of Directors and the committees of Shell Canada will meet independently from management and non-independent directors during in-camera sessions at each scheduled Board of Directors or committee meeting.
Independence Criteria
A member of the Board of Directors is independent if he or she has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the Nominating and Governance Committee (the “Committee”), be reasonably expected to interfere with the exercise of a member’s independent judgment.
The following individuals are deemed to have a material relationship with Shell Canada:

1)	An individual who is, or has been within the last three years, an employee or executive officer of Shell Canada.

2)	An individual whose immediate family member is, or has been within the last three years, an executive officer of Shell Canada.

3)	An individual who:

a)	is a partner of a firm that is Shell Canada’s internal or external auditor;

b)	is an employee of that firm; or

c)	was within the past three years a partner or employee of that firm and personally worked on Shell Canada’s audit within that time.

4)	An individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

a)	is a partner of a firm that is Shell Canada’s internal or external auditor;

b)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

c)	was within the last three years a partner or employee of that firm and personally worked on Shell Canada’s audit within that time.

5)	An individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Shell Canada’s current executive officers serves or served at that same time on the entity’s compensation committee.

6)	An individual who received, or whose immediate family member who is employed as an executive officer of Shell Canada received, more than $75,000 in direct compensation from Shell Canada during any 12 month period within the last three years.
     Direct compensation does not include:

a)	remuneration for acting as a member of the board of directors or of any board committee of Shell Canada; and

b)	the receipt of fixed amounts of compensation under a retirement plan for prior service with Shell Canada if the compensation is not contingent in any way on continued service.

7)	An individual who:

a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with Shell Canada.
Annual Review
The Committee will conduct annual reviews of the independence standards set out by MI 52-110 and will disclose the independence determinations in the annual management proxy circular.

APPENDIX 4: GLOSSARY OF TERMS AND COMMONLY USED ACRONYMS

Amount at Risk
Amount at risk is the amount of money that is invested in the Common Shares and DSUs of the Corporation that is exposed to the possibility of loss.
Average Final Yearly Maximum Pensionable Earnings
The Average Final Yearly Maximum Pensionable Earnings are used in the pension formula for service prior to 1994. It is the average of the years’ maximum pensionable earnings which is the maximum earnings on which Quebec and the Canada Pension Plan is based within a given year.
Ballot
A ballot is a formal record of a vote.
Beneficial Shareholder
You are a beneficial shareholder if your Common Shares are not held in your own name but in the name of a nominee such as your bank, broker or trust company.
Business Unit
A Business Unit is a segment of the Corporation that exercises control over the strategic factors affecting its performance. A Business Unit has its own strategy, objectives and competitors within the larger corporate context.
Common Shares
Common Shares are securities representing equity ownership in Shell Canada Limited, providing voting rights and entitling the holder to a share of the Corporation’s success through dividends and/or capital appreciation.
Comparator Group
The comparator group refers to selected oil and gas organizations that are of comparable scope, size and complexity to the Corporation, and are representative of the types of organizations with which the Corporation must compete for talent.
Dilution
The decrease in ownership percentage of current share owners when additional shares are issued.
Discretionary Authority
If you are not attending the Meeting in person, the individual you appoint on your proxy to vote your shares will have the authority to vote at his or her discretion on matters that are not specifically set out in the Notice of Meeting as well as on any variations to the matters that are set out in the Notice of Meeting.
Expatriate
An expatriate is a person who temporarily works and lives in a foreign country.
Interlocks
An interlock occurs when two or more directors sit together on two or more boards of directors of publicly listed companies.
MD&A
The Management’s Discussion and Analysis or MD&A is the section in a quarterly or annual report in which management describes the prior period and the current outlook.
Named Executive Officer
Named Executive Officer or “NEO” means the following individuals: the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the company’s three most highly compensated executive officers, who were serving as executive officers at the end of the most recently completed financial year or any additional individuals for whom disclosure would have been provided except that they were not serving as an officer at the end of the most recently completed year-end.
Nominee
If you are a non-registered shareholder, your shares will be held by a nominee. A nominee may be your stockbroker, your bank or a trust company.

Option
Through the Long Term Incentive Plan, individuals are awarded Options to purchase Common Shares with attached tandem share appreciation rights (“SARs”). A SAR gives the recipient of an Option the right to surrender the exercisable Option in return for a cash payment equal to the appreciation in share price.
Perquisites
A perquisite is a payment or benefit received incidental to regular wages (ie. housing allowance).
Proxy
If you are a shareholder of the Corporation, either a Proxy (for registered shareholders) or a Voting Instruction Form (“VIF”) (for non-registered shareholders) will be included with your Management Proxy Circular. A Proxy or VIF allows you to appoint another person or company to vote your shares for you in the event that you are unable to attend the annual meeting. A Proxy or VIF denotes the business that is to be acted upon at the annual meeting of shareholders.
Proxyholder
A proxyholder is the person you appoint to attend, speak at, vote by ballot and otherwise act at the annual meeting on your behalf. If you choose to specify how you want your shares voted on a particular matter, your proxyholder is obligated to vote your shares that way on any ballot that may be called for at the Meeting. If you do not choose to specify how you want your shares to be voted, your proxyholder has discretionary authority to vote your shares in any manner they wish.
Quorum
To properly transact the business of any annual meeting of shareholders, there must be a minimum number of people present at the meeting, either in person or by proxy. In other words, there must be a quorum in order for any decisions to be binding. Shell Canada’s by-laws require that at least two persons must be present at the annual meeting and these two persons must represent, either in person or by proxy, a majority of the outstanding voting shares.
Record Date
The Corporation is required by law to establish a record date that is no fewer than 30 days and no more than 60 days before the annual meeting date. The record date is established for the purpose of determining which shareholders are entitled to receive notice of the annual meeting of shareholders or the shareholders that are entitled to vote at the annual meeting of shareholders. March 10, 2006 is the record date that has been established for the 2006 Annual and Special Meeting of Shareholders.
Registered Office of the Corporation
The registered office of Shell Canada Limited is 400 – 4th Avenue SW, Calgary, Alberta, T2P 2H5.
Registered Shareholder
You are a registered shareholder if your Common Shares are held in your name. You will usually have a share certificate denoting your ownership in the shares.
Reporting Issuer
A reporting issuer is any company who offers securities to the public and those securities that are offered are listed on a recognized stock exchange (ie. Toronto Stock Exchange, New York Stock Exchange).
Return on Average Capital Employed
A measure which shows the return on the average capital employed of the company.
Revocation of Proxy
If you submit your proxy and subsequently change your mind, you must replace your original proxy with a later-dated instruction (either in the form of a new proxy or a letter).
Scorecard
The scorecard is an annual system that identifies, communicates and monitors progress of key performance metrics of the Corporation. The Corporation’s annual incentive program for all staff employees rewards employees based on the degree to which specific pre-established corporate and business unit targets are met.
Share Appreciation Rights
Share Appreciation Rights or “SARs” are a cash payment feature which provide stock option holders the right to surrender an exercisable option for cancellation in return for a cash payment from the Corporation equal to the “in-the-money” amount of the option.
Share Split
A share split is an increase in the number of outstanding shares of a company’s stock, such that the proportionate equity of each shareholder remains the same.
Solicitation of Proxies
Proxy solicitation is the process of acquiring votes and support for the matters to be voted on.
Strike Price
The closing market price of Common Shares on the Toronto Stock Exchange on the date of an Option grant.
Total Recordable Injury Frequency
Total Recordable Injury Frequency is a measure of the frequency of injuries per 200,000 hours worked. A Recordable Injury has a specific set of qualifying criteria that includes medical treatment, restricted work and lost workday cases, as well as fatalities. It does not include first aid treatment cases.
Total Shareholder Return
Measures the increase in value to the shareholder for one year due to share price appreciation plus dividends reinvested in shares throughout the period relative to a comparator group of companies.
Voting Instruction Form
If you are a non-registered shareholder, you will receive a Voting Instruction Form or “VIF” rather than a proxy. The VIF will be included with your Management Proxy Circular. A VIF or Proxy allows you to appoint another person or company to vote your shares for you in the event that you are unable to attend the annual meeting. A VIF or Proxy denotes the business that is to be acted upon at the annual meeting of shareholders.
Commonly Used Acronyms

AFYMPE:	Average Final Yearly Maximum Pensionable Earnings

DSU:	Deferred Share Unit

LTIP:	Long Term Incentive Plan

RDS:	Royal Dutch Shell plc

ROACE:	Return on Average Capital Employed

SAR:	Share Appreciation Right

SEEUS:	Shell Expatriate Employment US Inc.

SIL:	Shell Investments Limited

SOCPF:	The Shell Overseas Contributory Pension Fund

TRIF:	Total Recordable Injury Frequency

TSR:	Total Shareholder Return

TSX:	Toronto Stock Exchange

Shell Canada Limited

FOR INFORMATION:

Corporate Secretary's Department
Shell Canada Limited
Shell Centre
400 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 0J4
corporatesecretary@shell.com
www.shell.ca

PRINTED IN CANADA

SHELL CANADA LIMITED

FORM OF PROXY

COMMON SHARES AND
4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Solicited on behalf of the Management of Shell Canada Limited for the
2006 Annual and Special Meeting of Shareholders

The undersigned shareholder hereby appoints Cathy L. Williams, whom failing Shannon L. Cosmescu, or as proxy of the undersigned, with full power of substitution, to attend, act and vote, as designated below, all the shares of Shell Canada Limited (the “Corporation”) held on record by the undersigned on March 10, 2006, for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders to be held on April 28, 2006 at 11:00 a.m., and at any adjournment thereof. If no choice is specified, the shares represented by this proxy will be voted “FOR” those matters identified in 1, 2 and 3.
1) ELECTION OF DIRECTORS

	For	Withhold		For	Withhold
Derek H. Burney	☐	☐	Marvin E. Odum	☐	☐
Ida J. Goodreau	☐	☐	Ronald W. Osborne	☐	☐
Kerry L. Hawkins	☐	☐	Rob J. Routs	☐	☐
David W. Kerr	☐	☐	Raymond Royer	☐	☐
Clive Mather	☐	☐	Nancy C. Southern	☐	☐
2) FOR ☐ or WITHHOLD AUTHORITY FROM VOTING ☐
as to the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the directors’ authorization to fix the auditors’ remuneration.
3) FOR ☐ or AGAINST ☐ or WITHHOLD AUTHORITY FROM VOTING ☐
as to the Special Resolution to authorize management of the Corporation to amend the Articles of the Corporation on the terms set forth in the accompanying Management Proxy Circular.
4) In his or her discretion as to any amendments or variations to the matters identified in 1), 2) or 3) above or any other matters which may properly come before the Meeting.

If the shares are to be voted and neither the shareholder nor the shareholder’s attorney is able to be present personally at the Meeting, this form of proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing, or, if the shareholder is a corporation, signed on its behalf by its duly authorized officer(s), dated and returned in the envelope provided for that purpose.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than one of the persons designated in this form of proxy. To exercise this right, you should draw a line through the printed names and insert the name of your proxy in the space provided or complete another proper instrument of proxy.

Under applicable Canadian securities regulations, shareholders may elect annually to receive the interim financial statements and related MD&A by mail. If you would like to continue to receive the interim financial statements and MD&A, please check the box.

INTERIM FINANCIAL
STATEMENTS AND MD&A ☐
Receipt of the Management Proxy Circular is hereby acknowledged.
DATED: ___________________________________ , 2006
_________________________________________________
Signature of Shareholder

Notes:

(1)	Signature should agree with the name on this form of proxy. Attorneys, executors, administrators, guardians, trustees and officers of a corporation should indicate their capacity when signing. If a partnership, an authorized person must sign in the partnership name. Where shares are held jointly, each owner must sign.
(2)	If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management.